UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Petróleos Mexicanos

México, D.F. 11311

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

February 28th , 2013

Financial Results of Petróleos Mexicanos, Subsidiary Entities and Subsidiary

Companies as of December 31, 20121

Fourth Quarter (Nov.-Dec.)	2011	2012	Change	2012	Highlights
	(Ps. MMM)			(U.S.$ MMM)

Total Sales	420.3	420.6	0.1%	32.3

Gross Income	201.8	192.3	–4.7%	14.8	è Total sales amounted to Ps. 420.6 billion.

Operating Income	260.6	203.6	–21.9%	15.7

					è Taxes and duties represented 51% of total sales.

Income before Taxes and Duties	226.7	187.4	–17.4%	14.4

Taxes and Duties	242.4	214.2	–11.6%	16.5	è Crude oil production increased to 2,561 Mbd.

Net Income (Loss)	(15.7)	(26.9)		(2.1)

(1)	Before taxes.
(2)	Excludes Financed Public Works Contracts Program.
(3)	Includes a negative change of cash effect of Ps. 8,590 million.

[1]

PEMEX is providing this report to publish its preliminary financial and operational results for the fourth quarter of 2012 and for the year ended 2012. PEMEX encourages the reader to analyze this report together with the information provided in the Annexes hereto and the transcript of PEMEX’s conference call announcing its third quarter results. All comparisons are made against the same period of the previous year unless otherwise specified. This call is to take place on February 28, 2013. Annexes, transcripts and relevant documents related to this call can be found at www.ri.pemex.com.

PEMEX

Operating Results

PEMEX Main Statistics of Production

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2011	2012	Change		2011	2012	Change

Upstream
Total hydrocarbons (Mboed)	3,706	3,703	–0.1%	(3)	3,725	3,697	–0.7%	(28)
Liquid hydrocarbons (Mbd)	2,598	2,594	–0.2%	(4)	2,603	2,588	–0.6%	(15)
Crude oil (Mbd)	2,550	2,561	0.4%	10	2,553	2,548	–0.2%	(5)
Condensates (Mbd)	48	33	–30.8%	(15)	51	41	–19.9%	(10)
Natural gas (MMcfd)(1)	6,357	6,363	0.1%	7	6,594	6,385	–3.2%	(209)
Downstream
Dry gas from plants (MMcfd)(2)	3,697	3,494	–5.5%	(204)	3,692	3,628	–1.7%	(63)
Natural gas liquids (Mbd)	372	333	–10.6%	(39)	389	365	–6.2%	(24)
Petroleum Products (Mbd)(3)	1,315	1,305	–0.7%	(9.8)	1,316	1,337	1.6%	21
Petrochemical Products (Mt)	1,336	1,028	–23.0%	(308)	5,583	4,547	–18.6%	(1036)

(1)	Includes nitrogen.
(2)	Does not include dry gas produced by Pemex-Refining and used as fuel by this subsidiary entity.
(3)	Includes LPG from Pemex-Gas and Basic Petrochemicals; Pemex-Exploration and Production and Pemex-Refining.

Upstream 4Q12

Crude Oil Production	During the fourth quarter of 2012, total crude oil production averaged 2,561 thousand barrels per day (Mbd), a 0.4% increase as compared to the fourth quarter of 2011. This increase was primarily due to:

	•	a 2.6% increase in light crude oil production, primarily as a result of the completion and repair of wells in the Yaxché and Chuc projects in the Southwestern Marine Region, in the Ogarrio-Magallanes project in the Southern Region, and at the Aceite Terciario del Golfo (ATG) project in the Northern Region; and

	•	a 2.3% increase in extra-light crude oil production, primarily due to the startup of operations of the Tsimin field in the Southwestern Marine Region.

The previous was partially offset by a 1.3% decrease in heavy crude oil output, due to a natural decline in production at the Cantarell project in the Northeastern Marine Region, to an increase in the fractional water flow, and to delays in the completion of wells due to the fact that contracting of drilling equipment ran behind schedule as a result of longer tender processes and changes in current market conditions.

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PEMEX

Natural Gas Production	During the fourth quarter of 2012, total natural gas production decreased by 0.9%,[2] as a result of a decrease in non-associated gas production due to a programmed reduction in drilling activities and the completion of wells in the Burgos and Veracruz assets of the Northern Region in response to lower natural gas prices in the U.S. market.

The previous was partially offset by an increase in associated gas production at the Litoral de Tabasco and Abkatún-Pol-Chuc assets in the Southwestern Marine Region, and at the ATG Asset in the Northern Region.

[2]	Does not include nitrogen.

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PEMEX

Gas Flaring	Gas flaring decreased by 4.3%, primarily due to:

	•	new infrastructure installed on marine platforms for the handling and transportation of gas;

	•	the implementation and improvement of the Operational Reliability System; and

	•	the execution of strategies at Cantarell intended to optimize the exploitation of wells with high associated gas content.

The natural gas use as a percentage of production was 97.1% during the fourth quarter of 2012.

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PEMEX

Operational Infrastructure	PEMEX has increased its reliance on technology and information in its drilling activities in order to improve efficiency and generate increased value, which has resulted in the following developments during the fourth quarter of 2012:

	•	the average number of operating wells increased to 9,696, an increase of 1,090 wells as compared to the average for the fourth quarter of 2011;

	•	the completion of wells increased by 51, due to an increase in development drilling activities at the ATG and Ogarrio-Magallanes projects. Additionally, 15 explorations wells were completed during 2012, an increase of 8 wells as compared to 2011; and

	•	the number of operating drilling rigs decreased by 7% due to a decrease in activities in the Antonio J. Bermúdez project.

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PEMEX

Seismic Information	During the fourth quarter of 2012, 2D seismic data acquisition increased by 20.6%, as compared to the same period of 2011, primarily as a result of the commencement of the Zapatero Pénjamo study.

In addition, 3D seismic data acquisition decreased by 38% due to the conclusion of the Centauro and Tzumat studies, making the Sayab seismic study the only remaining active study.

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PEMEX

Discoveries	During the fourth quarter of 2012, PEMEX made discoveries that confirmed the production potential of the deep waters of the Gulf of Mexico and of the Southeastern basin, along with that of other geologic formations. The completion of the Kunah-1 well helped obtain additional information about the Kunah field and confirmed the gas production potential of the deep waters of the Gulf of Mexico B project. Additionally, the completion of the Supremus-1 and Trión-1 wells, located in the Pérdido Area at water depths greater than 2,500 meters, increased the exploration area of the oil producing areas of this project.

PEMEX Main Discoveries 2012

Project	Well	Geologic Era	Initial Production		Type of Hydrocarbons
			Oil &	Gas
			Condensates	(MMcfd)
Burgos	Master-1	Cretaceous		20.7	Dry Gas

	Tepozan-1	Tertiary	34	2.2	Wet Gas

	Paje-1	Tertiary	72	1.4	Wet Gas

	Anhelido-1	Jurassic	432	1.9	Gas and Condensates

Litoral de Tabasco	Kunah-1DL	Tertiary	103	33.4	Wet Gas

Mascuspana-Muspac	Teotleco-101	Cretacic	1,407	9.4	Gas and Condensates

Poza Rica-Altamira	Supremus-1	Tertiary			Light Crude Oil

	Trión-1	Tertiary			Light Crude Oil

Samaria-Luna	Navegante-1	Jurassic, Cretaceous	1,770	7.2	Light Crude Oil

Veracruz	Bedel-1	Tertiary	415	0.2	Light Crude Oil

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PEMEX

Upstream 2012

During 2012, PEMEX continued the implementation of a strategy which consists of expanding its productive assets while maintaining or increasing production from its current assets.

Crude Oil Production	During 2012, crude oil production amounted to 2,548 Mbd, a decrease of 5 Mbd as compared to 2011, primarily due to:

	•	a decrease in production of heavy crude oil due to a natural decline in production of fields in the Cantarell Asset, as well as delays in the completion of wells in the same asset, due to delays in the contracting of drilling equipment, as a result of longer tender processes and changes in current market conditions; and

	•	a decrease in production of extra-light crude oil, primarily due to a natural decline in production at the Delta del Grijalva and Crudo Ligero Marino projects in the Southern Region and the Southwestern Marine Region, respectively.

The previous was partially offset by a 4.5% increase in light crude oil production at the Yaxché, Och-Uech-Kax and Chuc projects in the Southwestern Marine Region, at the Ogarrio-Magallanes project in the Southern Region and at the ATG project in the Northern Region.

Natural Gas	During 2012, natural gas production recorded a 4.0%[3] decrease, amounting to 5,676 MMcfd, primarily due to:

	•	a decrease in non-associated gas production due to a programmed reduction in drilling activities and the completion of wells in the Burgos and Veracruz Assets of the Northern Region, in response to lower natural gas prices in the U.S. market; and

	•	the industrial incident occurred in September 2012 at the 19 km-metering station which negatively impacted production in the Burgos asset.

These decreases were partially offset by an increase in associated gas production at the Litoral de Tabasco and Abkatún-Pol-Chuc Assets in the Southwestern Marine Region and at the ATG Asset in the Northern Region.

Gas Flaring	During 2012, gas flaring decreased by 49% to 129 MMcfd, primarily due to:

	•	new infrastructure installed on marine platforms for the handling and transportation of gas;

	•	the establishment of strategies to improve the Operational Reliability System; and

	•	the implementation of strategies at Cantarell to optimize the exploitation of wells with high associated gas content.

As a result of these activities, the natural gas use as a percentage of production was 97.8% during 2012.

[3]	Does not include nitrogen.

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PEMEX

Operational Infrastructure	During 2012, PEMEX focused its drilling strategy on a more intensive use of technology and state of the art equipment, in order to improve efficiency and generate additional value, which resulted in the following developments:

• the average number of operating wells increased by 1,125, primarily due to a reopening of wells in the Poza-Rica-Altamira Asset, and to the completion and incorporation of wells in the Ogarrio-Magallanes and Delta del Grijalva projects, and at the ATG Asset;

• the completion of wells increased by 204, due to an increase in development drilling activities at the ATG Asset and at the Ogarrio-Magallanes and Antonio J. Bermúdez projects; and

• the number of operating drilling rigs recorded an 8 rig increase as compared to 2011.

Seismic Information	During 2012, 2D seismic data acquisition increased by 3.5% as compared to 2011, primarily as a result of the commencement of the Altamira, Perdiz and Zapatero Pénjamo studies.

In addition, during 2012, 3D seismic data acquisition decreased by 40% due to the conclusion of the Centauro, Yoka-Butub, Ixic and Tzumat studies in response to a programmed reduction of activities, especially in the Northern Region.

Discoveries	Among the most important exploratory wells drilled during 2012 were:

• the Jolote-101, Sunuapa-401, Teotleco-101 and Navegante-1 wells in the Southeastern basin, which confirmed the production potential of these formations and expanded the exploitation areas of their respective fields.

• the Gasífero-1 well in the Veracruz basin which confirmed the existence of light hydrocarbons and had an initial production of 820 bd of light crude oil and 0.3 MMcfd of gas; and

• the Arbolero-1 well, which expanded the shale gas producer zones in the Integral Burgos Asset. This well is one of the first wells drilled in the Late Jurassic (Pimienta) formation and represents new opportunities in shale gas production for PEMEX.

In addition, as a result of intensive exploratory activities carried out by PEMEX in the deep waters of the Gulf of Mexico, discoveries made, such as the Trión-1 and Supremus-1 wells have confirmed the existence of light crude oil in the Perdido Fold Belt’s province.

The Trión-1 well is located 28 km south of the border territory with the United States and 177 km off the coast of Tamaulipas. It was drilled at a total depth of 2,532 meters and current depth of 4.5 km including the seafloor crust.

The Supremus-1 well is located 39 km south of the border territory with the United States and 250 km off the coast of Tamaulipas. It was drilled at a total depth of 2,900 meters, making it the deepest well ever drilled by PEMEX and 8th deepest well in the world. It has a current depth of 4.0 km.

Finally, the Kunah-1 well confirmed the production potential of the Catemaco Fold Belt’s province, in the Litoral de Tabasco Asset. The well was drilled at a total depth of 2,157 meters. Five wet gas deposits were identified at different drilling levels, and have current depths between 2,845 and 4,103 meters.

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PEMEX

Upstream Projects

E&P Integrated Contracts

First Round	Call for bids:	March 1, 2011
South Region	Bid packages sale deadline:	July 8, 2011
	Participants:	27 companies acquired 53 bid packages
	Estimated area:	320 Km2

Block	3P Reserves (MMboe)	Date Awarded	Company	Fee U.S.$/b	Investment U.S.$MM
Magallanes	104.1	August 18, 2011	Petrofac Facilities Mngt. Ltd.	5.01	205.5
Santuario	39.6	August 18, 2011	Petrofac Facilities Mngt. Ltd.	5.01	116.9
Carrizo	51.1	August 18, 2011	Dowell Schlumberger de México	9.40	33.3

Second Round	Call for bids:	January 19, 2012
North Region	Bid packages sale deadline:	May 11, 2012
	Participants:	31 companies acquired 83 bid packages
	Prospective resources:	1,672 MMboe
	Estimated area:	6,991 Km2

Block	3P Reserves (MMboe)	Date Awarded	Company	Fee U.S.$/b	Investment U.S.$MM
Altamira	11	June 19, 2012	Cheiron Holdings Ltd.	5.01	33
Pánuco	50	June 19, 2012	Petrofac Facilities Mngt. Ltd./ Dowell Schlumberger	7.00	35
Tierra Blanca	6	June 19, 2012	Monclova Pirineos / Gas Alfasid del Norte	4.12	24
San Andrés	31	June 19, 2012	Monclova Pirineos / Gas Alfasid del Norte	3.49	24
Arenque	100	August 28, 2012	Petrofac Ltd.	7.90	50
Atún	26	N/A	N/A	N/A

Third Round	Call for bids:	December 20, 2012
Chicontepec	Bid packages sale deadline:	June 7, 2013
	Participants:	11 companies acquired 34 bid packages
(information as of February 14, 2013)
	Prospective resources:	976 MMboe
	Estimated area:	953 Km2

Block	3P Reserves (MMboe)	Expected Date of Award	Company	Fee U.S.$/b	Investment U.S.$MM
Pitepec	1,048	July 11, 2013	Tender process	N/A	62.3
Soledad	134	July 11, 2013	Tender process	N/A	62.3
Amatitlán	993	July 11, 2013	Tender process	N/A	62.3
Miquetla	248	July 11, 2013	Tender process	N/A	62.3
Humapa	341	July 11, 2013	Tender process	N/A	62.3
Mihuapan	431	July 11, 2013	Tender process	N/A	62.3

For more information please visit: http://contratos.pemex.com/Paginas/inicio.aspx.

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PEMEX

Drilling Rigs for Shallow Waters	In order to help ensure the long-term availability of drilling rigs, PEMEX awarded contracts for the construction of two jack-ups to Keppel Fels. These rigs will be deployed in the shallow waters of the Gulf of Mexico.

Several of the world’s leading oil rig developers participated in the bidding process for the jack-ups, and PEMEX determined that Keppel Fels offered the best terms and conditions in light of the prices and quality of the rigs. The total investment will be of U.S.$509 million, and the contracts will operate under a financial lease agreement.

As of January 31, 2013, PEMEX operates 41 offshore drilling rigs: five semi-submersibles, 36 jack-ups and 26 modular equipment. The drilling equipment fleet expansion program involves the construction of eight to twelve additional offshore jack-ups and nine additional modular equipment.

Deep Waters

Reinforced Safety Standards in Deep Waters Operation	In May 2012, Petróleos Mexicanos procured the services of Wild Well Control Inc., a company that specializes in implementing contingency plans for wells in water depths greater than 500 meters and in ultra-deep waters, as well as in shallow water control systems in the event that an oil spill occurs.

Technology Sharing Agreement with BP	On October 23, 2012, PEMEX and British Petroleum (BP) signed an agreement to share technical information to build, operate and maintain PEMEX’s well capping system for deep waters in the Gulf of Mexico.

BP has agreed to share the technical information and expertise needed to operate this system with PEMEX at no cost. PEMEX has agreed that if it makes any future advances to this well capping technology, it will in turn share them with BP at no cost.

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PEMEX

Downstream 4Q12

Crude Oil Processing	During the fourth quarter of 2012, total crude oil processing increased by 0.5% as compared to the same period of 2011, primarily due to:

• startup and stabilized operations of the new plants at the Minatitlán Refinery; and

• programmed maintenance cycles.

The ratio of heavy crude oil ratio to total crude oil processing at the National Refining System (NRS) increased by 1.2 percentage points, primarily explained by the increase of Maya crude oil being fed at the Minatitlán refinery.

PEMEX’s usage of its primary distillation capacity increased from 70.3% to 70.8%, primarily due to the fact that the new plants at the Minatitlán Refinery came into operation.

Production of Petroleum Products	Total petroleum products production decreased by 0.74%, recording however an increase in production of lighter petroleum products such as gasolines, diesel and jet fuel, and a 48 Mbd decrease in jet fuel production. The previous is primarily due to the fact that the Minatitlán refinery came into operation and to the stabilization of its processes, which thereby increased the output of greater value added products.

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Variable Refining Margin	During the fourth quarter of 2012, PEMEX’s National Refining System (NRS) recorded a positive variable refining margin of U.S.$4.08 per barrel, U.S.$6.72 per barrel above the margin recorded during the fourth quarter of 2011. This increase is primarily explained by an improvement in operating performance as a result of a boost in the output of greater value added products.

Natural Gas Processing and Production	During the fourth quarter of 2012, natural gas processing decreased by 8.4%. This decrease is largely due to the shutdown of operations of the Burgos Gas Processing Center (GPC) from September 18, 2012 to October 25, 2012 in response to the incident that occurred at the metering station located at the kilometer 19 mark on the Reynosa-Monterrey highway. Additionally, operations at the Nuevo Pemex GPC were also shut down from November 29, 2012 to December 8, 2012 in response to the incident that occurred at electrical substation number 5.

Moreover, condensates processing decreased by 29.9% as compared to the fourth quarter of 2011, as a result of a decrease in the supply of sweet condensates, in response to the incident occurred at the metering station located at the kilometer 19 mark on the Reynosa-Monterrey highway, as well as to a decrease in supply of sour condensates in the southeastern portion of the country, originated by a decreased supply of marine gas.

Dry gas production decreased by 204 MMcfd, due to a decrease in the supply of sweet wet gas from Burgos and sour wet gas from the Southeastern Region. As a result, natural gas liquids production declined by 10.6% or 39 Mbd.

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(1) Includes condensates process.

Petrochemicals Production	During the fourth quarter of 2012, the production of petrochemical products decreased by 23%, or 308 Mt as compared to the fourth quarter of 2011, primarily due to:

	•	a decrease in production in the aromatics chain, as a result of the incorporation of a new continuous catalytic regeneration platforming (CCR) plant in the Cangrejera Petrochemical Complex. However, operations during the fourth quarter were carried out with imported reformed naphtha, resulting in the production of toluene, higher octane hydrocarbons, xylene and others, as well as production of styrene by the end of 2012, due to a resumption of operations of the plant;

	•	a decrease in production in the ethane derivatives chain, primarily due to delays in the resumption of operations at the Pajaritos ethylene plant, and to the shutdown of operations of the Swing polyethylene plant during the second half of December, due to the rescheduled shutdown that was originally considered during January 2013 for a regular cleaning of a heat exchanger; and

	•	a decrease in production of other petrochemicals, mainly in the production of aromatics.

The previous was partially offset by an increase in the methane derivatives chain, as a result of continuous operations at the methanol plant, and by the startup of operations of an additional ammonia plant that thereby increased the availability of products for sale. Additionally, the propylene and derivatives chain production increased due to the stabilization of operations of the acrylonitrile plant, as well as to an increase in the production of propylene.

*    Includes muriatic acid, butadiene, polyethylene wax, petrochemical specialities, BTX liquids, hydrogen, isohexane, pyrolysisliquids, oxygen, CPDI, sulfur, isopropyl alcohol, amorphous gasoline, octane basis gasoline and heavy naphtha.

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Downstream 2012

Crude Oil Processing	During 2012, total crude oil processing amounted to 1,199 Mbd, a 2.8% increase as compared to 2011, primarily due to the resumption of regular operations of the hydrodesulphuration diesel oil plant at the Cadereyta Refinery, the stabilization of operations in the new plants at the Minatitlán Refinery, and the programmed maintenance projects in the NRS.

As compared to 2011, PEMEX’s usage of its primary distillation capacity decreased by 2.3 percentage points, to 71.6%, primarily due to the additional distillation capacity of the new plants at the Minatitlán Refinery.

Production of Petroleum Products	During 2012, total petroleum products output increased by 1.6%, as compared to 2011, mainly due to the increases in the output of products such as gasolines and diesel.

The NRS’s operating performance has improved as a result of an increase in heavy crude oil processing and a greater output of lighter products. During 2012, the NRS recorded a positive variable refining margin of U.S.$0.01 per barrel, U.S.$0.10 per barrel above the margin recorded during 2011.

Natural Gas Processing and Production	During 2012, total natural gas processing recorded a 3.2% decrease, as compared to 2011. The decline is primarily due to reduced availability of sour wet gas in the Southeastern Region, and sweet wet gas in Burgos, as well as the transfers of sweet wet gas for gas lift.

Condensates processing decreased by 11 Mbd, due to a decrease in the supply of sour and wet condensates.

As a result of the decrease in natural gas processing, dry gas production decreased by 1.7%, or 63 MMcfd, during 2012. Additionally, as a result of the aforementioned, natural gas liquids declined by 6.2%.

Petrochemicals Production	During 2012, the production of petrochemical products amounted to 4,547 Mt, an 18.6% decrease as compared to 2011. The decline is primarily explained by:

• the temporary shutdown at the aromatics chain, due to the ongoing incorporation of a CCR plant in the Cangrejera Petrochemical Complex. Nevertheless, production of styrene was recorded by the end of 2012 due to the resumption of operations at the plant, and at the beginning of September operations were carried out using imported reformed naphtha, yielding the production of toluene, higher octane hydrocarbons, xylene and others; and

• a decrease in other associated petrochemicals, mainly in the production of aromatics.

The previous was partially offset by:

• an increase in production in the methane derivatives chain, mainly of ammonia and methanol;

• an increase in the ethane derivatives chain, mainly due to a greater volume of sales of ethylene and vinyl chloride; and

• an increase in production in the propylene and derivatives chain, mainly of propylene.

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Downstream Projects

Opening Ceremony of the CCR Plant at the Cangrejera Complex	On March 18, 2012, a CCR plant was installed at the Cangrejera Petrochemical Complex, in Coatzacoalcos, Veracruz. The CCR plant is divided in three sections: the reaction section, the cyclemax CCR regenerator section, both of which will operate in coordination, and the production unit, U10. The plant is expected to produce 21.254 barrels per day of reformate rich in aromatics content (benzene, toluene and xylene), and 71.777 Nm3/hr of grid gas.

Clean Fuels Program	On June 29, 2012, the Ing. Antonio Dovalí Jaime refinery in Salina Cruz, Oaxaca, received the first of four processing towers for the clean fuels program, which are designed to increase production of ultra-low sulfur gasoline.

The “Fossil Fuels Quality Development Project” that resulted from the Mexican regulation NOM-086, covers the entire NRS. As of the date of this report, this project is in the procurement and construction phase.

The Mexican regulation NOM-086 sets forth production of low-sulfur gasoline and diesel, in order to comply with international standards and quality parameters required by more developed countries.

Pemex & Mexicana de Lubricantes	In August 2012, Pemex-Refining’s Board of Directors met to authorize and conduct the actions necessary to reestablish the company Mexicana de Lubricantes.

In November 2012, a framework agreement was reached that established the commitments necessary to confirm the unanimous resolutions reached by shareholders with voting rights. These commitments include:

• dissolving the exclusivity for the sale of lubricants at all service stations nationwide, there-by opening up the motor lubricant and grease markets;

• Pemex-Refining cashing in dividend payments decreed for fiscal years 1998, 1999 and 2000, for a total amount of Ps. 6.392 million;

• approving audited financial statements for fiscal years 2001 to 2011;

• reducing the capital and corresponding reimbursement by Ps. 602 million, a reduction that represented a total amount of Ps. 282 million for Pemex-Refining;

• strengthening the Board of Directors of Mexicana de Lubricantes by adding two independent professional members. These two members will lead the Compensation and Audit Committees, both of which are intended to strengthen the corporate governance practices of Mexicana de Lubricantes;

• authorizing Pemex-Refining to appoint the Deputy Director of Administration and Finance of Mexicana de Lubricantes; and

• creating a special committee which will be responsible for the close surveillance of the compliance of new corporate governance measures adopted by existing shareholders.

Pemex-Refining has begun to receive registration application forms from companies interested in commercializing its products at service stations nationwide.

PEMEX Petrochemicals & Mexichem	On January 16, 2013, the Board of Directors of Petróleos Mexicanos approved the formation of a joint venture between Pemex-Petrochemicals and Mexichem related to the integration of the production chain of Salt-Chlorine/Caustic Soda-Ethylene-Vinyl Chloride Monomer. The plants and related properties of the Pajaritos Petrochemical Complex will be leased by Pemex-Petrochemicals for this purpose and Mexichem will provide the necessary funds to update the infrastructure.

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Los Ramones Gas Pipeline Project	On January 16, 2013, the Board of Directors of Petróleos Mexicanos authorized modifications to the Los Ramones gas pipeline project, which will be carried out in two stages. The first stage will be developed by the company TAG Pipelines through Gasoductos Chihuahua and its affiliates. The total investment is expected to be approximately U.S.$800 million and operations are expected to begin in December 2014. The second stage of the project will be carried out through a public bidding process. In total, this project is expected to cost approximately U.S.$3.0 billion.

Operating Improvement Program	By the end of 2012, a total of 371 opportunities for technological improvements were identified throughout the five stages of the program, and are expected to generate savings above U.S.$1.800 billion per year.

Up to 142 of these opportunities for technological improvements are currently being implemented and have generated estimated yearly savings above U.S.$290 million. Nevertheless, its potential is expected to yield savings of more than U.S.$900 million dollars per year. Additionally, 193 opportunities are under the implementation and monitoring stage.

Gas Stations	As of December 31, 2012, a total of 10,042 gas stations have been recorded, an increase of 4% as compared to the same period of 2011.

Environmental Protection

Environmental Protection	During 2012, the sulfur oxide emissions index decreased by 14.9% as compared to 2011, due to sour gas injection at Cantarell through the compression projects.

In addition, reused water as a percentage of total water used, increased by 13.0%, as compared to 2011, due to greater recovery and handling of waste waters in the NRS.

Clean Industry Certificates	During 2012, 198 of PEMEX’s facilities were audited and received Clean Industry Certificates under the Clean Industry Program conducted by the Office of the Federal Attorney for Environmental Protection (PROFEPA). Under the program, Clean Industry Certificates are awarded to institutions committed to implementing water- and electric energy-saving measures and solid waste management systems, as well as to reducing carbon dioxide (CO2 ) emissions.

Gas Quality	PEMEX continued implementing measures in order to comply with official gas quality parameters established in the NOM-001-SECRE-2010. In 2012, the following measures were taken:

	1.	PEMEX implemented new operating procedures to control nitrogen concentration in processing gas.

	2.	PEMEX completed modifications to Cryogenic Plant II of the Ciudad Pemex Gas Processing Center.

	3.	PEMEX installed H2 S and H2 O analyzing equipment, as well as chromatographs for gas quality testing.

	4.	PEMEX conducted adjustments to operating and control systems, to calculate discounts in case of deviations in the natural gas quality parameters.

	5.	PEMEX hired services for control of liquefiable contents through dew point control plants at the Veracruz Asset.

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Actions Against the Illicit Fuels Market

Government Support	During 2012, PEMEX counted with the continuous support of the armed forces in compliance with current collaboration agreements held with the Ministry of the National Defense and the Ministry of the Navy to conduct surveillance of the national pipeline system. In addition, PEMEX continues to collaborate with government entities, primarily with state government representatives, the Federal Police, the Federal Attorney General’s Office, the Ministry of Finance, the Tax Management Service and the Ministry of Energy, among others, in order to support investigation groups.

SCADA Project	In May 2012, PEMEX began the construction of the Alternate Operations Control Center for the Supervisory Control and Data Acquisition System (SCADA) at the Azcapotzalco storage and distribution terminal in Mexico City.

The project, referred to as “Only One SCADA” will have the capacity to monitor and control operating conditions of more than 32,000 km in pipelines, which on a daily basis carry 2,500 Mbd of crude oil, 5,800 MMcfd of gas, 174 Mbd of liquefied petroleum gas (LPG) and 1,136 Mbd of petroleum products.

Anonymous Complaints System	In November 2012, Petróleos Mexicanos activated an Anonymous Citizen Report System, which facilitates the efficient and timely prevention, detection and correction of illicit and corrupt activities.

The system is operated by an external and independent firm in order to ensure the confidentiality and safety of the complainant.

For further information please visit, https://pemex.alertline.com/gcs/welcome?locale=es.

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Financial Results

PEMEX Consolidated Income Statement

	Fourth quarter (Oct.-Dec.)					Year ended Dec. 31,
	2011	2012	Change		2012	2011	2012	Change		2012
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Total sales	420,283	420,603	0.1%	320	32,329	1,558,429	1,646,912	5.7%	88,483	126,587
Domestic sales	202,332	235,463	16.4%	33,132	18,098	779,198	867,037	11.3%	87,839	66,643
Exports	215,766	183,316	–15.0%	(32,449)	14,090	772,965	772,699	0.0%	(266)	59,392
Services income	2,186	1,823	–16.6%	(362)	140	6,266	7,176	14.5%	911	552
Cost of sales	218,462	228,344	4.5%	9,882	17,551	772,221	827,135	7.1%	54,914	63,576
Gross income	201,821	192,259	–4.7%	(9,562)	14,778	786,208	819,777	4.3%	33,569	63,011
General expenses	23,054	33,288	44.4%	10,234	2,559	98,446	118,782	20.7%	20,336	9,130
Transportation and distribution expenses	5,523	7,522	36.2%	1,999	578	24,690	26,470	7.2%	1,780	2,035
Administrative expenses	17,531	25,766	47.0%	8,235	1,980	73,756	92,312	25.2%	18,556	7,095
Other revenues (expenses)	81,824	44,678	–45.4%	(37,146)	3,434	200,893	206,967	3.0%	6,074	15,908
IEPS accrued	55,523	49,746	–10.4%	(5,777)	3,824	178,869	214,102	19.7%	35,233	16,457
Other	26,301	(5,067)	–119.3%	(31,369)	(389)	22,024	(7,135)	–132.4%	(29,159)	(548)
Operating income (loss)	260,591	203,649	–21.9%	(56,941)	15,653	888,655	907,963	2.2%	19,307	69,789
Comprehensive financing result	(31,984)	(19,048)	40.4%	12,936	(1,464)	(93,028)	(4,891)	94.7%	88,137	(376)
Profit (loss) sharing in non-consolidated subsidiaries, affiliates and others	(1,856)	2,750	248.1%	4,606	211	(811)	4,798	691.7%	5,608	369
Income before taxes and duties	226,750	187,351	–17.4%	(39,399)	14,400	794,817	907,869	14.2%	113,052	69,782
Taxes and duties	242,412	214,228	–11.6%	(28,184)	16,466	874,440	902,892	3.3%	28,452	69,399
Net income (loss)	(15,662)	(26,878)	–71.6%	(11,215)	(2,066)	(79,623)	4,978	106.3%	84,600	383
Other comprehensive result	(20,240)	(113,075)	–458.7%	(92,835)	(8,691)	(16,660)	(125,994)	–656.3%	(109,334)	(9,684)
Comprehensive income (loss)	(35,902)	(139,953)	–289.8%	(104,051)	(10,757)	(96,283)	(121,017)	–25.7%	(24,734)	(9,302)

Sales	During the fourth quarter of 2012, sales revenues remained relatively stable as compared to the same period of 2011. The 0.1% increase recorded in sales revenues is primarily due to:

	•	an 2.0% increase of in the price of regular gasoline in the U.S. Gulf of Mexico, from U.S. ¢262.27 per gallon in the fourth quarter of 2011, to U.S. ¢262.42 per gallon in the same period of 2012;

	•	higher prices for domestic products sold, including gasolines (Magna 11.7%, Premium 7.2%), diesel (11.3%), as well as an increase in the sales volume of domestic products sold, including Premium gasoline (57.9%), diesel (2.4%), industrial diesel (29.1%), fuel oil (62.0%) and jet fuel (7.3%); and

	•	a decrease of 7.6% in the average price of the Mexican crude oil basket, from U.S.$104.3 per barrel in the fourth quarter of 2011, to U.S.$96.4 per barrel in the same period of 2012.

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Cost of Sales & Operating Expenses	A 4.5% increase in cost of sales during the fourth quarter of 2012, primarily due to:
	•	an 8.1% increase in purchases for resale, due to higher prices of regular gasoline in the U.S. Gulf of Mexico, and to an increase in import volumes of gas and petroleum products;

	•	a 7.8% increase in depreciation expenses;

	•	a Ps. 7.3 billion increase in the net cost of employee benefits during the period, due to adjustments to the actuarial calculation method in response to the current economic and financial environment.

The previous was partially offset by decreases of 3.7% in amortization expenses, and of 2.7% in preservation and maintenance expenses.

In addition, during the fourth quarter of 2012, general expenses, which are composed of distribution expenses and administrative expenses, increased by Ps. 33.3 billion.

Distribution expenses increased by 36.2%, primarily due to:

	•	a Ps. 1.1 billion increase in the net cost for the period of employee benefits; due to hypothesis adjustments in the actuarial calculation considering the current economic and financial environment;

	•	an 18.9% increase in operating expenses, which fall under the distribution expenses, primarily due to increases in personal services, freights and other leases. The previous was partially offset by decreases in materials expenses, fees paid to third parties, technical assistance services paid to the Mexican Petroleum Institute (IMP), auxiliary services payable to third parties, royalties and travel allowances.

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In addition, administrative expenses increased by 47.0%, primarily due to:

	•	a Ps. 7.1 increase in the net cost for the period of employee benefits; due to hypothesis adjustments in the actuarial calculation considering the current economic and financial environment;

	•	a 23.7% increase in preservation and maintenance expenses; and

	•	a 10.7% increase in operating expenses, which fall under the administrative expenses, primarily due to increases in personal services and fees paid to third parties. The previous was partially offset by decreases in materials expenses, other leases, royalties and medical service expenses paid to retired employees.

Other Revenues	Other revenues recorded a decrease of 45.4%, primarily as a result of a decrease in the accrued amount of IEPS[4] credit, and the incorporation of assets during the fourth quarter of 2011.

Comprehensive Financing Result	During the fourth quarter of 2012, the comprehensive financing result recorded a positive variation of Ps. 12.9 billion as a result of:

	•	lower interest expense, which was partially offset by lower interest income; and

	•	a decrease in exchange loss, due to the appreciation of the Mexican peso against the U.S. dollar, from Ps. 13.9904 per dollar to Ps. 13.0101, as compared to the depreciation of the peso recorded during the same period of the previous year.

4	IEPS means Impuesto Especial sobre Producción y Servicio (Special Tax on Production and Services).

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Taxes and Duties	During the fourth quarter of 2012, taxes and duties decreased by 11.6%, primarily as a result of lower reference prices of the Mexican crude oil basket, which decreased from U.S.$104.33 per barrel during the fourth quarter of 2011, to U.S.$96.36 per barrel during the same quarter of 2012.

Net Income (loss)	During the fourth quarter of 2012, PEMEX recorded a net loss of Ps. 26.9 billion, primarily as a result of increases in the cost of sales and general expenses, and to a decrease in other revenues. These results were partially offset by a positive variation in the comprehensive financing result and a decrease in taxes and duties paid.

(1)	Includes profit-sharing in non-consolidated subsidiaries, affiliates and others of Ps. 4,606.2 million.

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PEMEX

Income Statement from January 1 to December 31, 2012

Sales	In 2012, revenues from sales and services increased by Ps. 88.5 billion, reaching a record high of Ps. 1,646.9 billion and surpassing the previous high of Ps. 1,558.4 billion reached in 2011. This increase in sales is largely due to higher international prices of hydrocarbons, to our stable production platform, and to the higher sales volumes and prices for domestic products sold recorded during the year.

The 5.7% increase in sales was primarily due to:

	•	an increase of 3.1% in the price of regular gasoline in the U.S. Gulf of Mexico, from U.S.¢276.39 per gallon in 2011, to U.S.¢285.09 per gallon in 2012;

	•	higher prices for domestic products sold, including gasolines (Magna 11.6%, Premium 6.2%), diesel (11.2%), industrial diesel (11.7%), fuel oil (16.5%), jet fuel (8.7%) and asphalt (16.6%). Additionally, increases in sales volumes of the following products were recorded: Premium gasoline (45.4%), diesel (2.9%), industrial diesel (23.9%), fuel oil (12.0%) and jet fuel (5.9%). The previous was partially offset by decreases in sales volumes of Magna gasoline (2.9%) and asphalt (9.1%); and

	•	a slight increase of 0.76% in the price of the Mexican crude oil basket, from U.S.$101.09 per barrel in 2011, to U.S.$101.86 per barrel in 2012.

Operating Costs and General Expenses	During 2012, cost of sales increased by 7.1% primarily as a result of:
	•	a 5.2% increase in purchases for resale due to higher prices of hydrocarbons and its derivatives;

	•	increases of 8.9% and 12.4% in depreciation and amortization, respectively;

	•	a 27.5% increase in the net cost of employee benefits during the period, due to adjustments to the actuarial calculation method in response to the current economic and financial environment;

	•	an 11.8% increase in operating expenses due to increases in personal services, technical assistance services paid to the IMP, auxiliary services payable to third parties, other leases and compensations paid to third parties. The previous was partially offset by decreases in fees paid to third parties, royalties, freights and insurance, medical service expenses, and environmental protection expense provisions; and

	•	a 25.5% increase in preservation and maintenance expenses, which was partially offset by a 12.7% decrease in exploration expenses due to a decrease in the number of seismic studies carried out.

During 2012, general expenses, which are composed of administrative and distribution expenses, increased by 20.7%.

Distribution expenses increased by 7.2% due to:

	•	a 9.4% increase in depreciation expenses;

	•	a 20.8% increase in the net cost of employee benefits during the period, due to adjustments to the actuarial calculation method in response to the current economic and financial environment; and

	•	a 3.9% increase in operating expenses, which fall under the distribution expenses, due to increases in personal services, freights and other leases, which was partially offset by decreases in materials expenses, royalties, and freight and insurance.

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In addition, administrative expenses increased by 25.2%, primarily a as a result of:

	•	a 40.1% increase in the net cost of employee benefits during the period, due to hypothesis adjustments in the actuarial calculation considering the current economic and financial environment; and

	•	an 8.4% increase in operating expenses, which fall under the administrative expenses, due to increases in personal services, materials expenses, freight and insurance, general expenses paid to third parties and medical service expenses paid to third parties. The previous was partially offset by a decrease in other leases.

Other Revenues	During 2012, other revenues increased by 3.0%, primarily as a result of a 19.7% increase in the accrued amount of IEPS credit.

Comprehensive Financing Result	During 2012, the comprehensive financing result recorded a positive variation of Ps. 88.1 billion, incurring a cost of Ps. 4.9 billion, primarily as a result of:

	•	an exchange gain of Ps. 44.8 billion, due to a 7.0% appreciation of the Mexican peso against the U.S. dollar, from Ps. 13.9904 in 2011, to Ps. 13.0101 in 2012; and

	•	higher interest expense, as well as lower interest income, resulting in a total net interest expense of Ps. 49.7 billion.

Taxes and Duties	In 2012, taxes and duties paid reached a record high of Ps. 902.9 billion, surpassing the previous high of Ps. 874.4 reached in 2011. Taxes and duties in 2012 represented 54.8% of total revenues and 99.4% of operating income. The increase is primarily due to a slight increase of 0.76% in the reference prices of the Mexican crude oil basket.

Net Income	In 2012, PEMEX recorded a net income of Ps. 4.9 billion (U.S.$0.4 billion) as a result of:

	•	an increase in domestic sales revenues;

	•	an in increase in other revenues; and

	•	a positive variation in the comprehensive financing result.

(1)	Plus profit-sharing in non-consolidated subsidiaries, affiliates and others of Ps. 5,608 millions.

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PEMEX

Consolidated Balance Sheet as of December 31, 2012

PEMEX
Consolidated Balance Sheet

	As of Dec. 31, 2011	As of Dec. 31, 2012	Change		As of Dec. 31, 2012
	(Ps. MM)				(U.S.$MM)
Total assets	1,980,349	2,022,468	2.1%	42,119	155,454
Current assets	354,271	333,919	–5.7%	(20,352)	25,666
Cash and cash equivalents	114,977	119,235	3.7%	4,258	9,165
Accounts, notes receivable and other	154,659	133,010	–14.0%	(21,649)	10,224
Inventories	45,062	56,853	26.2%	11,791	4,370
of products	40,822	51,957	27.3%	11,135	3,994
of materials	4,240	4,896	15.5%	656	376
Derivative financial instruments	14,918	9,050	–39.3%	(5,868)	696
Available-for-sale investments	24,656	15,771	–36.0%	(8,885)	1,212
Investment in securities	15,670	17,252	10.1%	1,582	1,326
Property, plant and equipment	1,592,235	1,658,119	4.1%	65,884	127,449
Other assets	18,173	13,178	–27.5%	(4,995)	1,013

Total liabilities	1,856,887	2,020,023	8.8%	163,136	155,266
Current liabilities	253,445	235,804	–7.0%	(17,642)	18,125
Short-term debt	110,497	114,241	3.4%	3,744	8,781
Suppliers	53,313	61,513	15.4%	8,200	4,728
Accounts and accrued expenses payable	23,864	16,068	–32.7%	(7,796)	1,235
Taxes and duties payable	65,770	43,981	–33.1%	(21,790)	3,381
Long-term liabilities	1,603,442	1,784,219	11.3%	180,778	137,141
Long-term debt	672,657	672,618	0.0%	(40)	51,700
Reserve for sundry creditors and others	61,383	70,149	14.3%	8,766	5,392
Reserve for employee benefits	843,462	1,014,421	20.3%	170,959	77,972
Deferred taxes	25,940	27,032	4.2%	1,092	2,078
Total equity	123,462	2,445	–98.0%	(121,017)	188
Total liabilities and equity	1,980,349	2,022,468	2.1%	42,119	155,454

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Working Capital	As of December 31, 2012, working capital was Ps. 98.1 billion, as a result of:

	•	a decrease of Ps. 20.4 billion, or 5.7% in current assets; and

	•	a decrease of Ps. 17.6 billion, or 7.0% in current liabilities , due to a decrease in accounts and accrued expenses and taxes and duties payable.

Debt	Total debt recorded a slight increase of 0.5% during 2012, primarily due to our financing activities being equal to debt payments and exchange gain.

1)	Excludes Finance Public Works Contracts Program.
2)	Includes accrued interests, fees and charges for debt issuance, loss under par, Finance Public Works Contracts Program and amortized cost.

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*	Includes Derivative Financial Instruments.

Investment Activities 2012

Activity 2012	During 2012, PEMEX spent Ps. 311.5 billion (U.S. 23.9 billion) in investment activities, which represents 103.4% of the total investments of Ps. 301.3 billion (U.S. 25.3 billion) that were programmed for the year. These investments were allocated as follows:

	•	Ps. 274.2 billion to Pemex-Exploration and Production[5], Ps. 33.2 billion of which were allocated to exploration;

	•	Ps. 28.9 billion to Pemex-Refining;

	•	Ps. 4.5 billion to Pemex-Gas and Basic Petrochemicals;

	•	Ps. 2.9 billion to Pemex-Petrochemicals; and

	•	Ps. 0.9 billion to Petróleos Mexicanos Corporate.

Budget 2013	PEMEX expects to invest approximately Ps. 326.3 billion during 2013. These investments are expected to be allocated as follows:

	•	Ps. 256.4 billion to Pemex-Exploration and Production[6], Ps. 33.9 billion of which will be allocated to exploration;

	•	Ps. 56.2 billion to Pemex-Refining;

	•	Ps. 6.6 billion to Pemex-Gas and Basic Petrochemicals;

	•	Ps. 5.7 billion to Pemex-Petrochemicals; and

	•	Ps. 1.5 billion to Petróleos Mexicanos Corporate.

[5]	Includes maintenance expenditures.
[6]

For reference purposes, convenience translations into U.S. dollars of amounts in Mexican pesos have been made at the established exchange rate in the Economic Package for Fiscal Year 2013 of Ps. 12.90 = U.S.$1.00.

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Financing Activities 2012

Capital Markets	•	On January 24, 2012, Petróleos Mexicanos issued U.S.$2.1 billion of its 4.875% Notes due in January 2022; U.S.$100 million of these notes were allocated in the Asian market.

	•	On April 10, 2012, Petróleos Mexicanos issued 300 million Swiss Francs of its 2.50% Notes due in 2019.

	•	On April 26, 2012, Petróleos Mexicanos issued 150 million Australian dollars of its 6.125% Notes due in 2017.

	•	On June 26, 2012, Petróleos Mexicanos issued U.S.$1.75 billion of its 5.50% Notes due in June 2044.

	•	On October 19, 2012, Petróleos Mexicanos reopened U.S.$1.0 billion of its 5.50% Notes due in June 2044; which were issued in June 2012.

	•	On November 29, 2012, Petróleos Mexicanos issued Ps. 25.0 billion of Certificados Bursátiles (publicly traded notes) in three tranches:

• the first for Ps. 11.5 billion, which matures in 2017, at 28 days floating TIIE (Mexican Equilibrium Interbank Interest Rate) rate plus 18 basis points;

• the second for approximately Ps. 3.5 billion, denominated in UDIs (Investment Units) due in 2028, at a fixed rate of 3.02%; and

• the third for Ps. 10.0 billion, which was a reopening of the securities issued on December 7, 2011 and matures in 2021. The bond will pay a 7.65% coupon.

	•	On January 30, 2013, Petróleos Mexicanos issued U.S.$2.1 billion of its 3.50% Notes, due in 2023; U.S.$100 million of these notes were allocated in the Asian market.

The proceeds from these placements will be used to finance investment projects and for debt refinancing.

Bank Loans	On December 21, 2012, Petróleos Mexicanos obtained a Ps. 2.0 billion bank loan at a 6.55% fixed rate, which matures in December 2022.

ECAs	•	On July 6, 2012, Petróleos Mexicanos issued two series of Notes for U.S.$400 million each guaranteed by the Export-Import Bank of the United States (Ex-Im Bank), which mature on December 20, 2022. The Notes will bear semi-annual interest rates of 2.0% and 1.95%, respectively, plus the exposure fee of the Ex-Im Bank.

	•	On July 18, 2012, Petróleos Mexicanos obtained a U.S.$300 million bilateral credit line from the Export Development Canada (EDC), due in July 2017, and will pay annual interest rate of 1.50%.

	•	On July 26, 2012, Petróleos Mexicanos issued a third set of Notes for U.S.$400 million guaranteed by the Ex-Im Bank, due on December 20, 2022. The Notes will bear semi-annual interest rate of 1.70%, plus the exposure fee of the Ex-Im Bank.

COPF	During 2012, Petróleos Mexicanos obtained U.S.$560.2 million through the Financed Public Works Contracts program (COPF) of Pemex-Exploration and Production. These contracts are used for the exploitation of natural gas fields in the Burgos basin.

Liquidity Management	•	On October 30, 2012, Petróleos Mexicanos entered into a 5-year syndicated revolvíng credit facility for U.S.$1.25 billion, priced at LIBOR plus 115 basis points.

	•	As of December 31, 2012, Petróleos Mexicanos holds liquidity management credit lines for U.S.$1.25 billion and Ps. 10.0 billion, which are completely available to PEMEX.

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Cash Flows as of December 31, 2012

PEMEX Consolidated Statements of Cash Flows

	As of December 31,				As of Dec. 31,
	2011	2012	Change		2012
	(Ps. MM)				(U.S.$MM)
Operating Activities
Net income before income taxes	794,817	907,869	14.2%	113,052	69,782
Activities related to investing activities	130,996	155,806	18.9%	24,809	11,976
Depreciation and amortization	127,239	140,691	10.6%	13,453	10,814
Impairment of properties, plant and equipment	(11,690)	—	100.0%	11,690	—
Profit sharing in non-consolidated subsidiaries and affiliates	811	(79)	–109.8%	(890)	(6)
Unsuccessful wells	12,021	13,842	15.1%	1,821	1,064
Dividends received	(600)	(4,718)	–686.5%	(4,119)	(363)
(Gain) loss on unrealized exchange wells providing	4,983	—	–100.0%	(4,983)	—
Retirement of properties, plant and equipment	(1,768)	6,069	443.3%	7,837	467
Activities related to financing activities	107,969	10,634	–90.2%	(97,335)	817
Unrealized loss (gain) from foreign exchange fluctuations	70,760	(35,104)	–149.6%	(105,864)	(2,698)
Interest expense (income)	34,831	45,739	31.3%	10,908	3,516
Effect of valuation of financial instruments	2,379	—	–100.0%	(2,379)	—
Subtotal	1,033,782	1,074,309	3.9%	40,527	82,575
Funds provided by (used in) operating activities	(858,502)	(843,886)	1.7%	14,616	(64,864)
Financial instruments	634	6,359	902.3%	5,725	489
Accounts and notes receivable	(33,771)	21,500	163.7%	55,272	1,653
Inventories	(5,191)	(12,831)	–147.2%	(7,641)	(986)
Other assets	(5,797)	47	100.8%	5,844	4
Accounts payable and accrued expenses	3,507	(7,665)	–318.5%	(11,173)	(589)
Taxes paid	(864,387)	(926,515)	–7.2%	(62,127)	(71,215)
Advances to suppliers	9,839	8,200	–16.7%	(1,638)	630
Reserve for sundry creditors and others	710	7,468	952.4%	6,758	574
Contributions and payments for employees benefits	35,377	56,581	59.9%	21,204	4,349
Deferred income taxes	578	2,970	413.7%	2,392	228
Net cash flow from operating activities	175,281	230,423	31.5%	55,143	17,711
Investing activities
Investment in securities	(20,867)	8,885	—	29,752	683
Exploration expenses	(4,135)	(1,828)	55.8%	2,307	(141)
Dividends received	600	—	–100.0%	(600)	—
Investment in property, plant and equipment	(175,850)	(206,099)	–17.2%	(30,249)	(15,841)
Net cash flow from investing activities	(200,252)	(199,042)	0.6%	1,210	(15,299)
Cash needs related to financing activities	(24,972)	31,381	225.7%	56,353	2,412
Financing activities
Loans obtained from financial institutions	189,693	377,896	99.2%	188,203	29,046
Interest paid	(33,381)	(45,490)	–36.3%	(12,109)	(3,497)
Principal payments on loans	(152,119)	(350,939)	–130.7%	(198,820)	(26,974)
Net cash flow from financing activities	4,193	(18,533)	–542.0%	(22,726)	(1,425)
Net increase in cash and cash equivalents	(20,779)	12,848	161.8%	33,627	988
Cash and cash equiv. at the beginning of the period	133,587	114,977	–13.9%	(18,611)	8,837
Effect of change in cash value	2,168	(8,590)	–496.2%	(10,758)	(660)
Cash and cash equivalents at the end of the period	114,977	119,235	3.7%	4,258	9,165

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PEMEX

Other Relevant Information

Adoption of International Financial Reporting Standards (IFRS)	In January 2009, the CNBV (Comisión Nacional Bancaria y de Valores) adjusted its regulations in order to require Mexican issuers that disclose information through the Mexican Stock Exchange (BMV), to adopt International Financial Reporting Standards (IFRS) beginning in 2012. In response to this requirement, PEMEX discloses its unaudited consolidated financial statements for the first quarter of 2012 under IFRS.

The IFRS have been issued by the International Accounting Standard Board (IASB), which is an independent board consisting of professional members from diverse countries. These standards have been created in order to have a universal group of standards for disclosing financial information which are legally required and worldwide accepted, understandable and of the highest quality. These qualities guarantee fair comparisons of financial information and increase transparency of the entities adopting these standards.

For the fiscal year 2012, more than 120 countries have established that the IFRS must be adopted by the issuers, or at least have allowed the adoption of them. Among some of the countries which have already adopted the IFRS are the G20, such as: Argentina, Australia, Brazil, Canada, France, Germany, Korea, Russia, Saudi Arabia, Turkey, United Kingdom, as well as all countries belonging to the European Union.

The information with regard to the specific implementation of the IFRS in PEMEX is found available in the Earnings Report for the First Quarter of 2012 filed with the BMV on May 2, 2012:

http://www.ri.pemex.com/files/content/Reporte%20BMV%201T12.pdf

Recent Appointments	On December 1, 2012, President Enrique Peña Nieto announced the members leading the strategic presidential team for 2012-2018, appointing Mr. Pedro Joaquín Coldwell as the new Minister of Energy and, as a result of such appointment, Chairman of the Board of Directors of Petróleos Mexicanos. In addition, Mr. Emilio Ricardo Lozoya Austin was appointed General Director of Petróleos Mexicanos and, as a result of such appointment, chairman of the board of directors of each subsidiary entity.

Finally, on January 16, 2013, the Board of Directors of Petróleos Mexicanos approved the following appointments:

• Mr. Mario Alberto Beauregard Álvarez as the Corporate Director of Finance of Petróleos Mexicanos;

• Mr. Víctor Díaz Solís as the Corporate Director of Management of Petróleos Mexicanos; and

• Mr. José Luis Cárdenas as the Corporate Director of Information Technology and Business Processes of Petróleos Mexicanos.

LatinFinance Awards	On January 17, 2013, Petróleos Mexicanos received three awards from LatinFinance, a publication that recognizes the best transactions carried out in the financial markets industry during 2012.

The awards received are the following:

• “Best Corporate Issuer of the Year”, due to its innovative and diversified strategy and timing of financing transactions during 2012;

• “Best Local Currency Financing”, in recognition of the Cértificados Bursátiles issuance (publicly traded peso denominated notes) for Ps. 10 billion, which were issued through a Global Depositary Note (GDN) offering international markets access to publicly traded peso notes; and

• “Best Transaction in Trade Financing” for the U.S$1.2 billion issued through three transactions under a program guaranteed by the U.S. Export-Import Bank. The issuance had wide acceptance throughout the market and offered a very favorable scheme for Pemex. These transactions were carried out on July 6th, 8th and 26th of 2012.

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Transboundary Hydrocarbon Reservoirs Agreement Mexico - USA	On February 20, 2012, Mexico and the United States signed the “Agreement between the United Mexican States and the United States of America concerning Transboundary Hydrocarbon Reservoirs in the Gulf of Mexico”. The agreement allows for the safe, efficient, equitable, and environmentally responsible exploration and exploitation of shared transboundary hydrocarbon reservoirs, which may straddle the border between both countries in the Gulf of Mexico. The agreement was ratified by the Mexican Senate on April 12, 2012.

The objective of this agreement is to unify oil deposits, and thereby provides that deposits that are classified as transboundary and located within three nautical miles of the maritime border shall be jointly exploited by the two countries. Once the deposits are extracted, the percentage of proceeds belonging to each of the countries shall be defined under the agreement. Thus, this agreement allows both countries to efficiently exploit their corresponding resources and to maximize the recovery of hydrocarbons found in shared deposits.

2012 Wage Revision	On July 31, 2012, PEMEX and the Petroleum Workers’ Union concluded the 2012 wage review, which became effective on August 1, 2012.

Fleet Renewal	PEMEX plans to continue the process of refurbishment and modernization of its major and minor fleet, which includes 132 vessels: 81 from Pemex-Exploration and Production, 49 from Pemex-Refining and 2 from Pemex-Petrochemicals. The fleet includes fast-supply vessels, tugboats, hopper barges, specialized vessels, shallow draft oil tankers and jack-ups. Refurbishment of these units will be carried out through several stages beginning in 2013 and concluding in 2018.

In response, on June 1, 2012, the Ministry of the Navy and the Office of the Chief Executive Officer of PEMEX signed a statement of intent concerning the construction and refurbishment of a minor fleet for the company in the upcoming years. The agreement singed is part of PEMEX’s strategy to promote the development of Mexican shipyards in order to strengthen domestic naval industry.

In January 2013, Petróleos Mexicanos acquired two tankers that were constructed under the highest technological and environmental standards. Both of these tankers, “Centla” and “Jaguaroundi”, are part of the refurbishment and renewal program of PEMEX’s major and minor fleet according to the company’s business plan.

World Bank Recognizes and Awards PEMEX	The World’s Bank Global Gas Flaring Reduction partnership recognized and awarded PEMEX for reducing gas flaring in the Cantarell Asset, an accomplishment widely regarded by the oil industry as a success.

The natural gas use as a percentage of production increased from 69% in 2008 to 97% in 2012, and is expected to reach 99% in the Northeastern Marine Region in 2014.

Incidents	On January 31, 2013, an incident took place at the B-2 building located in PEMEX’s headquarters (Centro Administrativo Pemex). Preliminary results from the investigations being carried out by both federal authorities and national and international specialists have determined that the explosion was caused by the accumulation of methane gas. PEMEX profoundly regrets the loss of 38 human lives and the injuries suffered by 121 workers due to this incident.

On October 19, 2012, an incident took place at the Cactus-Guadalajara LPG pipeline located in the Santa Rita-Puente Grande stretch. The pipeline resumed operations on October 21, 2012. Unfortunately, two people were injured due to the incident, a fireman and a highway worker.

On October 18, 2012, an incident took place at the catalytic plant I of the Ing. Antonio Dovalí Jaime refinery in Salina Cruz, Oaxaca. The accident occurred while removing connection lines in one of the pipelines in order to clean the gasoline condensers located in the fractionating tower dome. Unfortunately, three workers from the company Procesos Industriales de Coatzacoalcos, S.A. de C.V. were injured due to the incident.

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PEMEX

On September 18, 2012, an incident occurred at a Gas and Condensates Reception Center operated by Pemex-Exploration and Production at the 19 km mark on the Reynosa-Monterrey highway. The incident damaged the metering skid, a pipeline and several control valves. There are ongoing investigations to determine the root causes of the incident. PEMEX deeply regrets the deaths of 30 people due to the incident.

On September 2, 2012, an incident took place at one of the vent lines of the Madero Refinery. The accident occurred while conducting installation works on a connection line to the vent line. Unfortunately, four workers were injured due to the incident. The incident did not, however, cause any damage to the processing plants in the refinery.

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PEMEX

If you would like to be included in our distribution list, please access www.ri.pemex.com and then “Distribution List.”

If you would like to contact us, please call or send an email to ri@pemex.com.

Telephone: (52 55) 1944 9700

Voice mail: (52 55) 1944 2500 ext. 59412

Follow us on	@PEMEX_RI

Rolando Galindo Galvez	Carmina Moreno	Cristina Arista

rolando.galindo@pemex.com	carmina.moreno@pemex.com	delia.cristina.arista@pemex.com

Arturo Limón	Ana Lourdes Benavides	Cristina Pérez

arturo.limon@pemex.com	ana.lourdes.benavides@pemex.com	cristina.perez @pemex.com

Variations

Cumulative and quarterly variations are calculated comparing the period with the same one of the previous year; unless specified otherwise.

Rounding

Numbers may not total due to rounding.

Financial Information

Excluding budgetary and volumetric information, the financial information included in this report and the annexes hereto is based on unaudited consolidated financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), which PEMEX has adopted effective January 1, 2012.

Information from prior periods has been retrospectively adjusted in certain accounts to make it comparable with the unaudited consolidated financial information under IFRS. For more information regarding the adoption of IFRS, see Note 20 to the consolidated financial statements included in Petróleos Mexicanos’ 2011 Form 20-F filed with the SEC on April 30, 2012. Adjusted EBITDA is a non-IFRS measure. We show a reconciliation of Adjusted EBITDA to net income in the table on page 52 of the annexes to this report.

Budgetary information is based on standards from Mexican governmental accounting; therefore, it does not include information from the subsidiary companies of Petróleos Mexicanos.

Foreign Exchange Conversions

Convenience translations into U.S. dollars of amounts in Mexican pesos have been made at the established exchange rate, at December 31, 2012, of Ps. 13.0101 = U.S.$1.00. Such translations should not be construed as a representation that the Mexican peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

Fiscal Regime

Since January 1, 2006, PEMEX has been subject to a new fiscal regime. Pemex-Exploration and Production’s (PEP) tax regime is governed by the Federal Duties Law, while the tax regimes of the other Subsidiary Entities continue to be governed by Mexico’s Income Tax Law. The most important duty paid by PEP is the Ordinary Hydrocarbons Duty (OHD), the tax base of which is a quasi operating profit. In addition to the payment of the OHD, PEP is required to pay other duties.

Under PEMEX’s current fiscal regime, the Special Tax on Production and Services (IEPS) applicable to gasoline and diesel is regulated under the Federal Income Law. PEMEX is an intermediary between the Secretary of Finance and Public Credit (SHCP) and the final consumer; PEMEX retains the amount of IEPS and transfers it to the Federal Government. The IEPS rate is calculated as the difference between the retail or “final price,” and the “producer price.” The final prices of gasoline and diesel are established by the SHCP. PEMEX’s producer price is calculated in reference to that of an efficient refinery operating in the Gulf of Mexico. Since 2006, if the final price is lower than the producer price, the SHCP credits to PEMEX the difference among them. The IEPS credit amount is accrued, whereas the information generally presented by the SHCP is cash-flow.

Hydrocarbon Reserves

Pursuant to Article 10 of the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs, (i) PEMEX’s reports evaluating hydrocarbon reserves shall be approved by the National Hydrocarbons Commission (NHC); and (ii) the Secretary of Energy will register and disclose Mexico’s hydrocarbon reserves based on information provided by the NHC. As of the date of this report, this process is ongoing.

As of January 1, 2011, the SEC changed its rules to permit oil and gas companies, in their filings with the SEC, to disclose not only proved reserves, but also probable reserves and possible reserves. In addition, we do not necessarily mean that the probable or possible reserves described herein meet the recoverability thresholds established by the SEC in its new definitions. Investors are urged to consider closely the disclosure in our Form 20-F and our annual report to the Mexican Banking and Securities Commission, available at http://www.pemex.com/.

Bids

No awards for amounts higher than Ps. 100.0 billion were assigned. For further information, please access www.compranet.gob.mx.

Forward-looking statements

This report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the Comisión Nacional Bancaria y de Valores (CNBV) and the Securities and Exchange Commission (SEC), in our annual reports, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. We may include forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. These risks and uncertainties are more fully detailed in PEMEX’s most recent Form 20-F filing with the SEC (www.sec.gov), and the PEMEX prospectus filed with the CNBV and available through the Mexican Stock Exchange (www.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

PEMEX

PEMEX is Mexico’s national oil and gas company. Created in 1938, it is the exclusive producer of Mexico’s oil and gas resources. The operating subsidiary entities are Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals. The principal subsidiary company is PMI Comercio Internacional, S.A. de C.V., Pemex’s international trading arm.

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Annex

PEMEX
Main Statistics of Production

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2011	2012	Change		2011	2012	Change
Upstream
Total hydrocarbons (Mboed)	3,706	3,703	–0.1%	(3)	3,725	3,697	–0.7%	(28)
Liquid hydrocarbons (Mbd)	2,598	2,594	–0.2%	(4)	2,603	2,588	–0.6%	(15)
Crude oil (Mbd)	2,550	2,561	0.4%	10	2,553	2,548	–0.2%	(5)
Condensates (Mbd)	48	33	–30.8%	(15)	51	41	–19.9%	(10)
Natural gas (MMcfd)(1)	6,357	6,363	0.1%	7	6,594	6,385	–3.2%	(209)
Downstream
Dry gas from plants (MMcfd)(2)	3,697	3,494	–5.5%	(204)	3,692	3,628	–1.7%	(63)
Natural gas liquids (Mbd)	372	333	–10.6%	(39)	389	365	–6.2%	(24)
Petroleum Products (Mbd)(3)	1,315	1,305	–0.7%	(9.8)	1,316	1,337	1.6%	21
Petrochemical Products (Mt)	1,336	1,028	–23.0%	(308)	5,583	4,547	–18.6%	(1,036)

(1)	Includes nitrogen.
(2)	Does not include dry gas produced by Pemex-Refining and used as fuel by this subsidiary entity.
(3)	Includes LPG from Pemex-Gas and Basic Petrochemicals; Pemex-Exploration and Production and Pemex-Refining.

PEMEX
Crude Oil Production by Type

	Fourth quarter (Oct.-Dec.)					Year ended Dec. 31,
	2011	2012	Change			2011	2012	Change
Crude Oil (Mbd)	2,550	2,561		0.4%	10	2,553	2,548	–	0.2%	(5)
Heavy	1,400	1,381	–	1.3%	(19)	1,417	1,385	–	2.3%	(32)
Light	826	848		2.6%	21	798	834		4.5%	36
Extra-light	325	332		2.3%	8	337	329	–	2.5%	(8)
Offshore Crude Oil / Total	74.6%	74.0%				74.6%	74.4%

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PEMEX
Crude Oil Production by Asset

	2008	2009	2010				2011				2012
			1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
	(Mbd)
Total	2,792	2,601	2,608	2,579	2,569	2,554	2,573	2,560	2,528	2,550	2,540	2,545	2,546	2,561
Northeastern Marine Region	1,746	1,493	1,445	1,403	1,386	1,356	1,365	1,357	1,324	1,325	1,305	1,314	1,313	1,304
Cantarell	1,040	685	597	567	548	520	523	517	495	469	455	453	460	449
Ku-Maloob-Zaap	706	808	848	836	838	835	842	841	830	856	850	861	854	855
Southwestern Marine Region	500	518	546	546	538	548	556	555	554	577	583	582	586	591
Abkatún-Pol Chuc	308	305	302	299	291	293	295	277	265	269	264	258	269	275
Litoral de Tabasco	192	212	243	247	247	255	261	278	290	308	319	324	317	317
Southern Region	459	498	520	526	539	542	542	534	529	518	517	505	499	512
Cinco Presidentes	47	57	66	71	73	76	80	81	84	89	93	94	97	100
Bellota-Jujo	175	172	168	161	158	155	152	148	139	134	132	130	129	131
Macuspana-Muspac(2)	52	69	80	81	85	84	82	81	82	79	76	74	76	80
Samaria-Luna	185	200	206	213	223	227	228	223	224	216	216	207	196	201
Northern Region	87	93	97	104	105	108	110	114	121	130	136	143	148	154
Burgos	NA	NA	1	1	1	1	1	2	3	4	4	5	5	6
Poza Rica-Altamira	56	59	56	57	55	57	59	60	60	61	65	68	69	69
Aceite Terciario del Golfo(1)	29	30	35	40	44	45	46	49	54	62	64	67	69	74
Veracruz	2	5	5	5	5	4	4	3	3	3	3	3	4	5

(1)	The Macuspana-Muspac Asset was created in August 2011 and disclosed since 2012.
(2)	The Aceite Terciario del Golfo Asset was created in 2008, when the fields that comprise it were divested from the Poza Rica-Altamira Asset.

PEMEX
Natural Gas Production and Gas Flaring

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2011	2012	Change		2011	2012	Change
Total (MMcfd)(1)	5,717	5,664	–0.9%	(53)	5,913	5,676	–4.0%	(237)
Associated	3,631	3,866	6.5%	235	3,742	3,766	0.6%	24
Non-associated	2,086	1,798	–13.8%	(288)	2,171	1,910	–12.0%	(261)
Natural gas flaring (MMcfd)	169	162	–4.3%	(7)	249	127	–49.0%	(122)
Gas flaring / Total	3.0%	2.9%			4.2%	2.2%

(1)	Does not include nitrogen.

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PEMEX
Natural Gas Production by Asset

	2008	2009	2010				2011				2012
			1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
	(MMcfd)
Total(1)	6,919	7,031	6,946	6,937	7,155	7,039	6,820	6,704	6,501	6,357	6,380	6,418	6,378	6,363
Northeastern Marine Region	1,901	1,782	1,488	1,459	1,726	1,659	1,507	1,503	1,357	1,258	1,295	1,339	1,354	1,346
Cantarell	1,629	1,455	1,166	1,125	1,383	1,330	1,171	1,167	1,031	933	978	1,004	1,018	1,017
Ku-Maloob-Zaap	273	327	322	333	344	328	336	336	326	325	317	335	336	330
Southwestern Marine Region	1,023	1,112	1,127	1,142	1,186	1,231	1,234	1,220	1,199	1,181	1,210	1,223	1,263	1,341
Abkatún-Pol Chuc	569	580	588	595	586	607	617	576	534	510	494	503	543	555
Litoral Tabasco	454	531	539	546	600	624	616	644	665	671	716	720	720	786
Southern Region	1,451	1,600	1,697	1,774	1,818	1,768	1,728	1,697	1,674	1,672	1,661	1,660	1,664	1,625
Cinco Presidentes	68	69	85	108	112	114	117	117	118	116	117	115	115	119
Bellota-Jujo	251	261	293	304	304	322	303	293	268	289	293	302	302	293
Macuspana-Muspac(2)	560	591	592	582	582	564	569	578	577	561	550	540	545	537
Samaria-Luna	572	679	728	780	820	768	739	709	711	705	702	703	703	676
Northern Region	2,544	2,537	2,634	2,563	2,424	2,381	2,351	2,284	2,271	2,246	2,214	2,196	2,097	2,051
Burgos	1,383	1,515	1,597	1,525	1,399	1,396	1,368	1,328	1,344	1,337	1,313	1,314	1,243	1,208
Poza Rica-Altamira	152	133	122	118	113	116	114	115	117	115	118	123	119	119
Aceite Terciario del Golfo(3)	52	79	77	82	88	94	99	111	111	126	142	154	151	149
Veracruz	957	810	837	838	825	776	769	731	700	668	641	606	584	574

Nitrogen	629	496	557	607	816	749	653	767	663	640	639	743	752	700
Southern Region	—	—	93	100	112	118	105	91	88	100	106	111	109	102
Bellota-Jujo	—	—	57	46	37	46	37	31	26	36	34	36	36	33
Samaria-Luna	—	—	35	54	75	72	68	60	62	64	72	75	73	69
Northeastern Marine Region	629	496	464	508	704	630	548	675	575	540	533	632	643	598
Cantarell	629	496	464	508	704	630	548	675	575	540	533	632	643	598

(1)	Includes nitrogen.
(2)	The Macuspana-Muspac Asset was created in August 2011 and disclosed since 2012.
(2)	The Aceite Terciario del Golfo Asset was created in 2008, when the fields that comprise it were divested from the Poza Rica-Altamira Asset.

PEMEX
Seismic Information
	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2011	2012	Change		2011	2012	Change
2D (km)	1,017	1,226	20.6%	210	3,388	3,505	3.5%	117
3D (km2)	10,951	6,791	–38.0%	(4,161)	44,288	26,533	–40.1%	(17,755)

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PEMEX
Operating Offshore Platforms and Wells

	As of December 31,
	2010	2011	Change
Offshore platforms	238	232	–2.5%	(6)
Storage	1	1	—	—
Compression	10	10	—	—
Control and service	1	1	—	—
Linkage	13	13	—	—
Measurement	1	1	—	—
Drilling	156	153	–1.9%	(3)
Production	27	25	–7.4%	(2)
Telecommunications	6	6	—	—
Treatment and pumping	1	1	—	—
Housing	22	21	–4.5%	(1)

PEMEX
Wells Drilled and Operating

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2011	2012	Change		2011	2012	Change
Wells Drilled	293	344	17.4%	51	1,034	1,238	19.7%	204
Development	286	329	15.0%	43	1,001	1,201	20.0%	200
Exploration	7	15	114.3%	8	33	37	12.1%	4

Operating Wells (Average)	8,606	9,696	12.7%	1,090	8,315	9,439	13.5%	1,124
Crude oil	5,477	6,437	17.5%	960	5,197	6,069	16.8%	873
Non-Associated Gas	3,129	3,259	4.1%	130	3,118	3,369	8.1%	251

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PEMEX
Average Operating Drilling Rigs

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2011	2012	Change		2011	2012	Change

Total	142	132	–7.0%	(10)	128	136	6.3%	8
Exploration	20	15	–29.1%	(6)	17	17	1.7%	0
Northeast Marine Region	—	3	—	3	—	2	—	2
Southwest Marine Region	3	2	–21.6%	(0.6)	4	3	–21.3%	(1)
South Region	11	6	–40.5%	(4)	9	8	–8.2%	(1)
North Region	7	3	–53.6%	(4)	4	4	–0.3%	(0.01)
Development	121	117	–3.2%	(4)	111	119	7.1%	8
Northeast Marine Region	10	17	72.1%	7	10	14	45.9%	4
Southwest Marine Region	10	9	–9.2%	(1)	10	9	–15.4%	(2)
South Region	36	25	–29.8%	(11)	32	33	4.6%	1
North Region	65	66	0.8%	1	59	63	5.8%	3

PEMEX
Crude Oil Processing

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2011	2012	Change		2011	2012	Change
Total processed (Mbd)	1,179	1,185	0.5%	6	1,166	1,199	2.8%	33
Light Crude	731	721	–1.4%	(11)	733	698	–4.8%	(35)
Heavy Crude	448	464	3.6%	16	433	501	15.7%	68
Light Crude / Total Processed	62.0%	60.8%		(1.2)	62.9%	58.2%		(4.7)
Heavy Crude / Total Processed	38.0%	39.2%		1.2	37.1%	41.8%		4.7
Use of primary distillation capacity	70.3%	70.8%		0.5	73.9%	71.6%		(2.3)

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PEMEX

PEMEX
Petroleum Products

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2011	2012	Change		2011	2012	Change
Total production (Mbd)	1,315	1,305	–0.74%	(9.8)	1,316	1,337	1.6%	21
Automotive gasolines	401	415	3.6%	14	400	418	4.5%	18
Fuel oil	305	257	–15.8%	(48)	307	273	–11.1%	(34)
Diesel	271	295	9.1%	25	274	300	9.4%	26
LPG	205	193	–5.9%	(12)	209	204	–2.4%	(5)
Jet Fuel	55	57	2.9%	2	56	57	0.6%	0.3
Other(1)	79	89	12.5%	10	69	85	23.2%	16

(1)	Includes paraffins, furfural extract, aeroflex, asphalt, lubricants, coke, cyclical light oil and other gasolines.

As of December 31, 2012, PEMEX had 10,042 service stations.

PEMEX
Natural Gas Processing and Production

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2011	2012	Change		2011	2012	Change
Natural Gas Processing (MMcfd)	4,512	4,134	–8.4%	(378)	4,527	4,382	–3.2%	(145)
Sour Wet Gas	3,397	3,284	–3.3%	(113)	3,445	3,395	–1.5%	(50)
Sweet Wet Gas	1,115	850	–23.8%	(265)	1,082	987	–8.8%	(95)
Condensates Processing (Mbd)	54	38	–29.9%	(16)	57	46	–19.2%	(11)
Production
Dry gas from plants (MMcfd)	3,697	3,494	–5.5%	(204)	3,692	3,628	–1.7%	(63)
Natural gas liquids (Mbd)	372	333	–10.6%	(39)	389	365	–6.2%	(24)

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PEMEX

PEMEX Production of Petrochemicals

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2011	2012	Change		2011	2012	Change
Total production	1,336	1,028	–23.0%	(308)	5,583	4,547	–18.6%	(1036)
Basic (Mt)	138	9	–93.7%	(129)	510	193	–62.1%	(317)
Heptane	2	0.5	–72.7%	(1)	7	0.5	–93.1%	(7)
Hexane	7	1	–81.0%	(6)	34	2	–93.5%	(32)
Pentanes	5	2	–57.4%	(3)	19	4	–79.5%	(15)
Carbon black	120	—	–100.0%	(120)	430	164	–61.9%	(266)
Butane	4	5	9.2%	0.4	21	23	11.5%	2
Secondary (Mt)	1,198	1,019	–14.9%	(178)	5,072	4,353	–14.2%	(719)
Methane Derivatives	306	323	5.7%	17	1,307	1,366	4.6%	60
Ammonia	205	232	13.2%	27	847	922	8.8%	75
Carbon dioxide	57	58	1.4%	1	309	293	–5.1%	(16)
Methanol	43	33	–24.2%	(10)	151	151	0.4%	1
Ethane Derivatives	300	253	–15.5%	(46.6)	1,250	1,284	2.7%	34
Vinyl chloride	13	17	34.8%	4	168	185	9.7%	16
Dichloroethane	0.00	0.02	—	0.02	0.06	0.09	48.6%	0.03
Ethylene	5	18	241.4%	12	12	55	342.3%	43
Ethylene glycol	43	34	–19.4%	(8)	157	162	3.4%	5
Impure glycol	0.3	0.2	–28.1%	(0.1)	2	1	–31.7%	(0.5)
Pure monoethylene glycol	2	1	–52.4%	(1.10)	10	9	–11.1%	(1.07)
Ethylene oxide	59	39	–34.0%	(20)	241	228	–5.5%	(13)
High density polyethylene	38	27	–27.2%	(10)	174	174	0.0%	(0)
Low density polyethylene	74	64	–14.2%	(11)	274	259	–5.6%	(15)
Linear low density polyethylene	66	53	–19.9%	(13)	212	212	–0.2%	(0.4)
Aromatics and Derivatives	133	75	–43.7%	(58)	554	102	–81.6%	(453)
Aromine 100	3	—	—	(2.7)	11	1	–94.9%	(10)
Benzene	0.6	—	—	(1)	6	1	–76.4%	(4)
Styrene	27	21	–23.4%	(6)	128	29	–77.1%	(98)
Fluxoil	1	1	–3.1%	(0)	3	1	–68.2%	(2)
High octane hydrocarbon	60	18	–70.5%	(42)	232	24	–89.6%	(207)
Toluene	21	15	–26.2%	(5)	83	20	–76.4%	(64)
Xylenes	21	20	–4.2%	(1)	93	26	–71.9%	(67)
Propylene and Derivatives	88	111	25.7%	23	399	468	17.3%	69
Hydrocyanic acid	0.4	0.4	–9.9%	(0)	4	3	–23.4%	(1)
Acrylonitrile	4	5	42.4%	2	39	32	–18.8%	(7)
Propylene	84	105	25.2%	21	356	433	21.7%	77
Other	371	257	–30.7%	(114)	1,562	1,134	–27.4%	(428)

Note: “Other” includes muriatic acid, butadiene, polyethylene wax, petrochemical specialities, BTX liquids, hydrogen, isohexane, pyrolysis liquids, oxygen, CPDI, sulfur, isopropyl alcohol, amorphous gasoline, octane basis gasoline and heavy naphtha.

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PEMEX

PEMEX Industrial Safety and Environmental Protection

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2011	2012	Change		2011	2012	Change

Frequency Index (Number of lost-time injuries by MMmh risk exposure)	0.56	0.57	1.8%	0.01	0.54	0.61	13.0%	0.07
Severity Index (Total days lost by MMmh risk exposure)	36	41	13.9%	5	29	32	10.3%	3
Sulfur Oxide Emissions (t/Mt)	1.5	1.8	14.3%	0.22	1.6	1.4	–14.9%	(0.24)
Reused Water / Use	0.17	0.19	13.0%	0.02	0.17	0.18	5.3%	0.01

Note: MMmh stands for millon man-hours.

PEMEX Volume of Domestic Sales

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2011	2012	Change		2011	2012	Change
Dry natural gas (MMcfd)	3,205	3,385	5.6%	181	3,383	3,402	0.6%	20
Petroleum products (Mbd)	1,814	1,927	6.2%	113	1,788	1,842	3.0%	54
Automotive gasolines	812	816	0.5%	4	799	803	0.5%	4
Fuel oil	181	261	44.3%	80	201	214	6.9%	14
Diesel	394	411	4.3%	17	384	401	4.4%	17
LPG	306	302	–1.4%	(4.3)	285	286	0.2%	1
Jet fuel	56	60	7.3%	4	56	59	5.6%	3
Other	65	77	19.2%	12	63	79	24.5%	15
Petrochemical products (Mt)	955	970	1.7%	16	4,224	4,176	–1.1%	(48)

PEMEX Volume of Exports(1)
	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2011	2012	Change		2011	2012	Change
Crude oil (Mbd)	1,339	1,305	–2.6%	(34)	1,338	1,256	–6.1%	(82)
Maya(2)	1,044	1,015	–2.7%	(29)	1,036	962	–7.1%	(73)
Istmo	104	108	3.2%	3	99	99	0.2%	0.2
Olmeca	191	182	–4.8%	(9)	203	194	–4.5%	(9)
Dry natural gas (MMcfd)(3)	1	1	–24.5%	(0.3)	1	1	–29.4%	(0.4)
Petroleum products (Mbd)	180	139	–23.1%	(42)	176	165	–5.92%	(10.40)
Fuel oil	100	57	–43.4%	(43)	96	73	–23.9%	(23)
LPG	0.1	0.1	57.4%	0.1	1	0.1	–88.0%	(1)
Jet fuel	2	—	–100.0%	(2)	2	—	–100.0%	(2)
Naftas	69	70	1.2%	1	74	77	3.6%	3
Other	9	12	39.0%	3	3	16	363.6%	12
Petrochemical products (Mt)	120	147	22.1%	27	443	644	45.4%	201

(1)	Transactions conducted by P.M .I.® Group.
(2)	Includes Altamira.
(3)	Transactions conducted by Pemex-Gas and Basic Petrochemicals.

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PEMEX

PEMEX
Volume of Imports(1)

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2011	2012	Change		2011	2012	Change
Dry natural gas (MMcfd)(2)	732	1,161	58.6%	429	791	1,089	37.7%	298
Petroleum products (Mbd)	615	654	6.3%	39	632	571	–9.7%	(61)
Automotive gasolines	411	417	1.6%	6	404	387	–4.2%	(17)
Fuel oil	13	55	326.7%	42	25	41	65.5%	16
Diesel	154	170	10.4%	16	136	133	–1.7%	(2)
LPG	18	—	–100.0%	(18)	40	2	–95.6%	(38)
Jet fuel	1	4	260.6%	3	1	3	219.2%	2
Naftas	18	8	–57.9%	(10)	26	3	–87.0%	(22)
Other	0.5	0.4	–17.5%	(0.1)	0.5	0.5	–11.6%	(0.1)
Petrochemical products (Mt)	55	99	80.3%	44	225	445	98.0%	220

(1)	Transactions conducted by PM I.
(2)	Transactions conducted by Pemex-Gas and Basic Petrochemicals.

PEMEX
Average Exchange Rates and Reference Data

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2011	2012	Change		2011	2012	Change
Mexican crude oil basket (U.S.$/b)	104.33	96.36	–7.6%	(7.98)	101.09	101.86	0.8%	0.77
Regular gasoline in the USCGM (U.S.¢/gal)	262.27	267.42	2.0%	5.16	276.39	285.09	3.1%	8.70
LPG price by Decree (Ps./t)	6,906	7,705	11.6%	800	6,677	7,386	10.6%	709
International reference LPG (Ps./t)	13,567	8,120	–40.1%	(5,447)	11,248	9,767	–13.2%	(1480)
Natural gas (Henry Hub)(U.S.$/MMBtu)	3.31	3.39	2.4%	0.08	3.99	2.75	–31.0%	(1.24)

					As of Dec. 31,
					2011	2012	Change
Mexican pesos per U.S. dollar (Ps. / U.S.$)					13.9904	13.0101	–7.0%	(0.98)

					Year ended Dec. 31,
					2011	2012	Change
Exchange variation					–13.2%	7.0%	20.22

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PEMEX

PEMEX
Consolidated Income Statement

	Fourth quarter (Oct.-Dec.)					Year ended Dec. 31,
	2011	2012	Change		2012	2011	2012	Change		2012
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Total sales	420,283	420,603	0.1%	320	32,329	1,558,429	1,646,912	5.7%	88,483	126,587
Domestic sales	202,332	235,463	16.4%	33,132	18,098	779,198	867,037	11.3%	87,839	66,643
Exports	215,766	183,316	–15.0%	(32,449)	14,090	772,965	772,699	0.0%	(266)	59,392
Services income	2,186	1,823	–16.6%	(362)	140	6,266	7,176	14.5%	911	552
Cost of sales	218,462	228,344	4.5%	9,882	17,551	772,221	827,135	7.1%	54,914	63,576
Gross income	201,821	192,259	–4.7%	(9,562)	14,778	786,208	819,777	4.3%	33,569	63,011
General expenses	23,054	33,288	44.4%	10,234	2,559	98,446	118,782	20.7%	20,336	9,130
Transportation and distribution expenses	5,523	7,522	36.2%	1,999	578	24,690	26,470	7.2%	1,780	2,035
Administrative expenses	17,531	25,766	47.0%	8,235	1,980	73,756	92,312	25.2%	18,556	7,095
Other revenues (expenses)	81,824	44,678	–45.4%	(37,146)	3,434	200,893	206,967	3.0%	6,074	15,908
IEPS accrued	55,523	49,746	–10.4%	(5,777)	3,824	178,869	214,102	19.7%	35,233	16,457
Other	26,301	(5,067)	–119.3%	(31,369)	(389)	22,024	(7,135)	–132.4%	(29,159)	(548)
Operating income (loss)	260,591	203,649	–21.9%	(56,941)	15,653	888,655	907,963	2.2%	19,307	69,789
Comprehensive financing result	(31,984)	(19,048)	40.4%	12,936	(1,464)	(93,028)	(4,891)	94.7%	88,137	(376)
Profit (loss) sharing in non-consolidated subsidiaries, affiliates and others	(1,856)	2,750	248.1%	4,606	211	(811)	4,798	691.7%	5,608	369
Income before taxes and duties	226,750	187,351	–17.4%	(39,399)	14,400	794,817	907,869	14.2%	113,052	69,782
Taxes and duties	242,412	214,228	–11.6%	(28,184)	16,466	874,440	902,892	3.3%	28,452	69,399
Net income	(15,662)	(26,878)	–71.6%	(11,215)	(2,066)	(79,623)	4,978	106.3%	84,600	383
Other comprehensive result	(20,240)	(113,075)	–458.7%	(92,835)	(8,691)	(16,660)	(125,994)	–656.3%	(109,334)	(9,684)
Comprehensive income (loss)	(35,902)	(139,953)	–289.8%	(104,051)	(10,757)	(96,283)	(121,017)	–25.7%	(24,734)	(9,302)

PEMEX
Financial Ratios

	Fourth quarter (Oct.-Dec.)			As of December 31,
	2011	2012	Change	2011	2012	Change
Cost of sales / Total revenues (including negative IEPS credit)	45.9%	48.5%	2.6	44.4%	44.4%	(0.0)
D&A / Operating costs & expenses	14.3%	13.4%	(0.9)	14.6%	14.9%	0.3
Operating income (including negative IEPS credit) / Total revenues (including negative IEPS credit)	66.4%	53.9%	(12.6)	61.4%	60.3%	(1.2)
Taxes and duties / Total revenues (including negative IEPS credit)	50.9%	45.5%	(5.4)	50.3%	48.5%	(1.8)
Earnings before Interest, Taxes Depreciation and Amortization (EBITDA) / Financial cost (excludes capitalized interest)	13.3	12.8	(0.5)	17.1	15.7	(1.4)

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PEMEX

PEMEX
Sales and Services Revenues

	Fourth quarter (Oct.-Dec.)					Year ended Dec. 31,
	2011	2012	Change		2012	2011	2012	Change		2012
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Total revenues from sales and services	420,283	420,603	0.1%	320	32,329	1,558,429	1,646,912	5.7%	88,483	126,587
Domestic sales (including negative IEPS recovery)	257,854	285,209	10.6%	27,355	21,922	958,067	1,081,139	12.8%	123,072	83,100
Domestic sales	202,332	235,463	16.4%	33,132	18,098	779,198	867,037	11.3%	87,839	66,643
Dry gas	15,164	14,904	–1.7%	(260)	1,146	65,848	51,250	–22.2%	(14,598)	3,939
Petroleum products (including negative IEPS recovery)	234,446	263,345	12.3%	28,899	20,242	858,484	999,400	16.4%	140,917	76,817
Petroleum products	178,924	213,599	19.4%	34,676	16,418	679,614	785,298	15.6%	105,683	60,361
IEPS	55,523	49,746	–10.4%	(5,777)	3,824	178,869	214,102	19.7%	35,233	16,457
Gasolines	87,488	98,040	12.1%	10,552	7,536	328,458	368,667	12.2%	40,209	28,337
Fuel oil	19,684	32,053	62.8%	12,370	2,464	79,125	103,190	30.4%	24,065	7,932
Diesel	44,654	51,924	16.3%	7,270	3,991	166,212	193,708	16.5%	27,496	14,889
LPG	16,212	17,743	9.4%	1,530	1,364	57,936	64,424	11.2%	6,487	4,952
Jet fuel	8,581	8,948	4.3%	367	688	31,541	36,327	15.2%	4,786	2,792
Other	2,306	4,892	112.2%	2,587	376	16,343	18,982	16.1%	2,639	1,459
Petrochemical products	8,244	6,960	–15.6%	(1,284)	535	33,736	30,490	-9.6%	(3,246)	2,344
Exports	215,766	183,316	–15.0%	(32,449)	14,090	772,965	772,699	0.0%	(266)	59,392
Crude oil and condensates	175,316	150,915	–13.9%	(24,401)	11,600	614,176	618,105	0.6%	3,928	47,510
Dry gas	(61)	(93)	–52.3%	(32)	(7.1)	18	8	–57.5%	(10)	1
Petroleum products	22,696	13,220	–41.8%	(9,476)	1,016	76,748	63,017	–17.9%	(13,731)	4,844
Petrochemical products	876	690	–21.2%	(186)	53	3,636	3,737	2.8%	101	287
Other	16,938	18,583	9.7%	1,645	1,428	78,387	87,833	12.1%	9,446	6,751
Services revenues	2,186	1,823	–16.6%	(362)	140	6,266	7,176	14.5%	911	552

PEMEX
Operating Costs and Expenses

	Fourth quarter (Oct.-Dec.)					Year ended Dec. 31,
	2011	2012	Change		2012	2011	2012	Change		2012
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Operating costs and expenses	241,516	261,632	8.3%	20,115	20,110	870,667	945,917	8.6%	75,250	72,706
Cost of sales	218,462	228,344	4.5%	9,882	17,551	772,221	827,135	7.1%	54,914	63,576
Operating expenses	34,561	34,946	1.1%	384	2,686	96,887	108,314	11.8%	11,427	8,325
Purchases for resale	104,291	112,745	8.1%	8,454	8,666	383,118	403,227	5.2%	20,109	30,993
Other	79,610	80,654	1.3%	1,043	6,199	292,216	315,595	8.0%	23,379	24,258
General expenses	23,054	33,288	44.4%	10,234	2,559	98,446	118,782	20.7%	20,336	9,130
Transportation and distribution expenses	5,523	7,522	36.2%	1,999	578	24,690	26,470	7.2%	1,780	2,035
Administrative expenses	17,531	25,766	47.0%	8,235	1,980	73,756	92,312	25.2%	18,556	7,095

Net cost for the period of employee benefits	7,953	23,419	194.4%	15,465	1,800	68,556	91,880	34.0%	23,324	7,062
Depreciation and amortization expenses	34,499	35,117	1.8%	618	2,699	127,239	140,691	10.6%	13,453	10,814

“Other” includes: depreciation, amortizations, net cost for the period of employee benefits, preservation and maintenance, exploration expenses, non-successful wells, inventories variation, subsidiary entities consolidation net effect.

PEMEX
Comprehensive Financing Result

	Fourth quarter (Oct.-Dec.)					Year ended Dec. 31,
	2011	2012	Change		2012	2011	2012	Change		2012
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Comprehensive financing result	(31,984)	(19,048)	40.4%	12,936	(1,464)	(93,028)	(4,891)	94.7%	88,137	(376)
Financial income	11,170	4,268	–61.8%	(6,902)	328	30,352	23,215	–23.5%	(7,137)	1,784
Financial cost	(22,711)	(20,717)	8.8%	1,994	(1,592)	(63,236)	(72,951)	–15.4%	(9,715)	(5,607)
Exchange gain (loss)	(20,444)	(2,600)	87.3%	17,844	(200)	(60,143)	44,846	174.6%	104,989	3,447

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PEMEX

PEMEX Taxes and Duties
		Fourth quarter (Oct.-Dec.)					Year ended Dec. 31,
	2011	2012	Change		2012	2011	2012	Change		2012
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Total Taxes and Duties	242,412	214,228	–11.6%	(28,184)	16,466	874,440	902,892	3.3%	28,452	69,399
Hydrocarbon Duties	244,610	212,118	–13.3%	(32,492)	16,304	871,471	898,065	3.1%	26,593	69,028
Ordinary Hydrocarbons Duty	203,538	175,103	–14.0%	(28,435)	13,459	732,577	747,631	2.1%	15,054	57,465
Hydrocarbons Duty for the Stabilization Fund	23,766	25,903	9.0%	2,136	1,991	86,664	108,297	25.0%	21,633	8,324
Duty for Scientific and Technological Research on Energy	1,805	2,077	15.0%	271	160	6,428	8,717	35.6%	2,289	670
Duty for Oil Monitoring	11	10	–11.5%	(1.2)	1	39	40	4.2%	2	3
Extraordinary Duty on Crude Oil Exports	8,495	2,351	–72.3%	(6,144)	181	28,398	13,450	–52.6%	(14,948)	1,034
Special Hydrocarbons Duty	2,535	2,584	1.9%	49	199	6,606	7,713	16.8%	1,107	593
Extraction of Hydrocarbons Duty	2,344	2,507	7.0%	164	193	6,038	7,404	22.6%	1,366	569
Additional Duty on Hydrocarbons	2,116	1,488	–29.7%	(628)	114	4,722	4,411	–6.6%	(311)	339
Duty on Regulation and Supervision in Exploration and Exploration of Hydrocarbons	—	96		96	7	0.04	402		402	31
Other taxes and duties	(2,198)	2,111	196.0%	4,309	162	2,968	4,827	62.6%	1,859	371

PEMEX Other Comprehensive Result
	Fourth quarter (Oct.-Dec.)						Year ended Dec. 31,
	2011	2012	Change		2012	2011	2012	Change		2012
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Partidas que no seran reclasificadas a resultados	(26,031)	(114,111)	–338.4%	(88,080)	(8,771)	(26,031)	(114,111)	–338.4%	(88,080)	(8,771)
Actuarial income (loss) due to labor obligations	(26,031)	(114,111)	–338.4%	(88,080)	(8,771)	(26,031)	(114,111)	–338.4%	(88,080)	(8,771)
Items that can be subsequently reclassified into income	5,791	1,036	–82.1%	(4,756)	80	9,371	(11,884)	–226.8%	(21,255)	(913)
Result on foreign exchange currency	2,027	2,596	28.1%	569	200	5,267	(1,758)	–133.4%	(7,024)	(135)
Change in valuation of financial assets available for sale		(1,560)	—	(1,560)	(120)	—	(10,126)	—	(10,126)	(778)
Variations in financial derivative instruments valuations	3,764	—	–100.0%	(3,764)	—	4,105	—	–100.0%	(4,105)	—
Total other comprehensive result	(20,240)	(113,075)	–458.7%	(92,835)	(8,691)	(16,660)	(125,994)	–656.3%	(109,334)	(9,684)

PEMEX Selected Indices
	As of December 31,
Pemex - Exploration and Production	2011	2012	Change	2012
	(Ps./boe)			(U.S.$/boe)
Total sales / Hydrocarbons production	935	985	50.5	71.8
Operating income / Hydrocarbons production	727	733	6.2	55.8
Net income / Hydrocarbons production	1	1	0.0	0.0
Taxes and duties / Operating income (%)	88%	91%	2.4	—

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PEMEX

PEMEX Consolidated Balance Sheet
	As of Dec. 31,
	2011	2012	Change		2012
	(Ps. MM)				(U.S.$MM)
Total assets	2,015,790	2,145,052	2.1%	42,119	155,454
Current assets	389,713	456,503	–5.7%	(20,352)	25,666
Cash and cash equivalents	195,481	241,819	23.7%	46,339	80
Accounts, notes receivable and other	154,659	133,010	–14.0%	(21,649)	10,224
Inventories		56,853	26.2%	11,791	4,370
of products	40,822	51,957	27.3%	(4)	3,994
of materials	4,240	4,896	15.5%	656	376
Derivative financial instruments	14,918	9,050	–39.3%	(5,868)	696
Available-for-sale investments	24,656	15,771	–36.0%	(8,885)	1,212
Investment in securities	15,670	17,252	10.1%	1,582	1,326
Property, plant and equipment	1,592,235	1,658,119	4.1%	65,884	127,449
Other assets	18,173	13,178	–27.5%	(4,995)	1,013

Total liabilities	1,856,887	2,020,023	8.8%	163,136	155,266
Current liabilities	253,445	235,804	–7.0%	(17,642)	18,125
Short-term debt	110,497	114,241	3.4%	3,744	8,781
Suppliers	53,313	61,513	15.4%	8,200	4,728
Accounts and accrued expenses payable	23,864	16,068	–32.7%	(7,796)	1,235
Taxes and duties payable	65,770	43,981	–33.1%	(21,790)	3,381
Long-term liabilities	1,603,442	1,784,219	11.3%	180,778	137,141
Long-term debt	672,657	672,618	0.0%	(40)	51,700
Reserve for sundry creditors and others	61,383	70,149	14.3%	8,766	5,392
Reserve for employee benefits	843,462	1,014,421	20.3%	170,959	77,972
Deferred taxes	25,940	27,032	4.2%	1,092	2,078
Total equity	123,462	2,445	–98.0%	(121,017)	188
Total liabilities and equity	1,980,349	2,022,468	2.1%	42,119	155,454

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PEMEX

PEMEX Selected Financial Indices
	As of Dec. 31,
	2011	2012	Change
Property, plant and equipment / Assets	80.4%	82.0%	1.58
Debt / Total liabilities and equity	39.5%	38.9%	(0.64)
Working capital (Ps. MM)	100,826	98,115	(2,711)

PEMEX Consolidated Total Debt
	As of Dec. 31,
	2011	2012	Change		2012
		(Ps. MM)			(U.S.$MM)
Total debt	783,155	786,859	0.5%	3,704	60,481
Short-term	110,497	114,241	3.4%	3,744	8,781
Long-term	672,657	672,618	0.0%	(40)	51,700

Cash and cash equivalents	114,977	119,235	3.70%	4,258	9,165
Total net debt	668,178	667,624	–0.1%	(554)	51,316

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PEMEX

PEMEX
Debt Maturity Profile

	As of December 31,2012
	(Ps. MM)	(U.S.$MM)

Total debt	786,859	60,481

In Mexican pesos	152,984	11,759

2013	18,004	1,384
2014	20,658	1,588
2015	18,615	1,431
2016	18,641	1,433
2017 and beyond	77,065	5,923

In other currencies	633,875	48,722

2013	96,237	7,397
2014	45,883	3,527
2015	43,277	3,326
2016	59,787	4,595
2017 and beyond	388,691	29,876

PEMEX
Exposure of Debt Principal(1) as of December 31,

	2011	2012	2011	2012	2011	2012
	By currency		At fixed rate		At floating rate

Total	100.0%	100.0%	59.1%	67.1%	40.9%	32.9%
U.S. dollars	80.1%	79.4%	63.4%	72.9%	36.6%	27.1%
Mexican pesos	18.0%	19.0%	46.1%	46.0%	53.9%	54.0%
Euros	1.9%	1.2%	0.0%	0.0%	100.0%	100.0%
Yen	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Udis	0.0%	0.5%	0.0%	100.0%	0.0%	0.0%

(1)	Includes derivative financial instruments.

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PEMEX

PEMEX
Derivative Financial Instruments

	As of December 31,
	2011	2012	Change	2012
	(Ps. MM)			(US$MM)
Derivative financial instruments linked to debt and assets
Face Value (Ps. MM)	4,429.3	833.2	(3,596.1)	64.0
Interest rate swaps	(756.4)	(252.8)	503.7	(19.4)
Cross currency swaps	1,790.5	1,437.7	(352.8)	110.5
Extinguishing cross currency swaps	1,892.7	1,678.9	(213.8)	129.0
Assets swaps	1,502.5	(2,030.7)	(3,533.2)	(156.1)
Mark to market (Ps. MM)	169,046.8	158,219.9	(10,826.9)	12,161.3
Interest rate swaps	8,700.0	7,500.0	(1,200.0)	576.5
Cross currency swaps	115,857.9	116,784.1	926.2	8,976.4
Extinguishing cross currency swaps	17,765.7	16,520.9	(1,244.8)	1,269.9
Assets swaps	26,723.2	17,415.0	(9,308.2)	1,338.6

Natural gas derivative financial instruments
Mark to market (Ps. MM)	2.6	5.6	3.0	0.4
Long swaps	(605.1)	(153.7)	451.4	(11.8)
Short swaps	607.8	159.1	(448.7)	12.2
Long options	6.1	14.0	7.9	1.1
Short options	(6.1)	(13.7)	(7.7)	(1.1)
Volume (MMBtu)	(11,293.3)	(1,011.0)	10,282.3
Long swaps	29,306,932.0	7,705,710.0	(21,601,222.0)
Short swaps	(29,311,925.3)	(7,707,711.0)	21,604,214.3
Long options	5,774,694.0	5,390,890.0	(383,804.0)
Short options	(5,780,994.0)	(5,389,900.0)	391,094.0

Volume of petroleum products derivative financial instruments
Mark to market (Ps. MM)	(207.8)	(37.3)	170.6	(2.9)
Stock market futures	(112.9)	(61.4)	51.5	(4.7)
Stock market swaps	(71.5)	24.1	95.5	1.9
OTC swaps	(23.5)	—	23.5	—
Volume (MM barrels)	(7.5)	(3.1)	4.4
Stock market futures	(3.6)	(1.3)	2.3
Stock market swaps	(3.3)	(1.8)	1.5
OTC swaps	(0.6)	—	0.6

Derivative financial instruments PMI Treasury
Mark to market (Ps. MM)	(264.9)	1,310.8	1,575.8	100.8
Interest rate swaps OTC markets	(49.5)	(81.1)	(31.6)	(6.2)
Forward exchange rate in OTC markets	(277.4)	(41.8)	235.6	(3.2)
Stock options	62.0	1,433.8	1,371.8	110.2
Face value (Ps. MM)	39,691.0	22,725.7	(16,965.3)	1,746.8
Interest rate swaps OTC markets	521.1	902.7	381.7	69.4
Forward exchange rate in OTC markets	14,514.0	11,765.9	(2,748.0)	904.4
Stock options	24,655.9	10,057.0	(14,598.9)	773.0

(1)	In 2010, asset swaps included options on shares of Repsol YPF, SA.

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PEMEX

PEMEX
Equity

	As of Dec. 31,
	2011	2012	Change		2012
		(Ps. MM)			(U.S.$MM)
Total equity	123,462	2,445	–98.0%	(121,017)	188
Certificates of contribution “A”	96,958	96,958	0.0%	—	7,453
Increase in equity of Subsidiary Entities	131,368	131,377	0.0%	—	10,098
Legal reserve	988	978	–1.0%	(10)	75
Surplus donation	3,229	2,666	–17.4%	(4)	205
Comprehensive result (loss)	(17,355)	(141,373)	714.6%	(124,018)	(10,866)
Retained earnings (accumulated losses)	(91,726)	(88,161)	–3.9%	3,564	(6,776)
From prior years	(12,103)	(93,139)	669.6%	(81,036)	(7,159)
For the year	(79,623)	4,978	–106.3%	84,600	383

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PEMEX

PEMEX
Consolidated Statements of Cash Flows

	As of Dec. 31,
	2011	2012	Change		2012
	(Ps. MM)				(U.S.$MM)

Operating Activities
Net income before income taxes	794,817	907,869	14.2%	113,052	69,782
Activities related to investing activities	130,996	155,806	18.9%	24,809	11,976
Depreciation and amortization	127,239	140,691	10.6%	13,453	10,814
Impairment of properties, plant and equipment	(11,690)	—	100.0%	11,690	—
Profit sharing in non-consolidated subsidiaries and affiliates	811	(79)	–109.8%	(890)	(6)
Unsuccessful wells	12,021	13,842	15.1%	1,821	1,064
Dividends received	(600)	(4,718)	–686.5%	(4,119)	(363)
(Gain) loss on unrealized exchange wells providing	4,983	—	–100.0%	(4,983)	—
Retirement of properties, plant and equipment	(1,768)	6,069	443.3%	7,837	467
Activities related to financing activities	107,969	10,634	–90.2%	(97,335)	817
Unrealized loss (gain) from foreign exchange fluctuations	70,760	(35,104)	–149.6%	(105,864)	(2,698)
Interest expense (income)	34,831	45,739	31.3%	10,908	3,516
Effect of valuation of financial instruments	2,379	—	–100.0%	(2,379)	—
Subtotal	1,033,782	1,074,309	3.9%	40,527	82,575
Funds provided by (used in) operating activities	(858,502)	(843,886)	1.7%	14,616	(64,864)
Financial instruments	634	6,359	902.3%	5,725	489
Accounts and notes receivable	(33,771)	21,500	163.7%	55,272	1,653
Inventories	(5,191)	(12,831)	–147.2%	(7,641)	(986)
Other assets	(5,797)	47	100.8%	5,844	4
Accounts payable and accrued expenses	3,507	(7,665)	–318.5%	(11,173)	(589)
Taxes paid	(864,387)	(926,515)	–7.2%	(62,127)	(71,215)
Advances to suppliers	9,839	8,200	–16.7%	(1,638)	630
Reserve for sundry creditors and others	710	7,468	952.4%	6,758	574
Contributions and payments for employees benefits	35,377	56,581	59.9%	21,204	4,349
Deferred income taxes	578	2,970	413.7%	2,392	228
Net cash flow from operating activities	175,281	230,423	31.5%	55,143	17,711
Investing activities
Investment in securities	(20,867)	8,885	—	29,752	683
Exploration expenses	(4,135)	(1,828)	55.8%	2,307	(141)
Dividends received	600	—	–100.0%	(600)	—
Investment in property, plant and equipment	(175,850)	(206,099)	–17.2%	(30,249)	(15,841)
Net cash flow from investing activities	(200,252)	(199,042)	0.6%	1,210	(15,299)
Cash needs related to financing activities	(24,972)	31,381	225.7%	56,353	2,412
Financing activities
Loans obtained from financial institutions	189,693	377,896	99.2%	188,203	29,046
Interest paid	(33,381)	(45,490)	–36.3%	(12,109)	(3,497)
Principal payments on loans	(152,119)	(350,939)	–130.7%	(198,820)	(26,974)
Net cash flow from financing activities	4,193	(18,533)	–542.0%	(22,726)	(1,425)
Net increase in cash and cash equivalents	(20,779)	12,848	161.8%	33,627	988
Cash and cash equiv. at the beginning of the period	133,587	114,977	–13.9%	(18,611)	8,837
Effect of change in cash value	2,168	(8,590)	–496.2%	(10,758)	(660)
Cash and cash equivalents at the end of the period	114,977	119,235	3.7%	4,258	9,165

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PEMEX

PEMEX
EBITDA Reconciliation

	Fourth quarter (Oct.-Dec.)					Year ended Dec. 31,
	2011	2012	Change		2012	2011	2012	Change		2012
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Net loss	(15,662)	(26,878)	–71.6%	(11,215)	(2,066)	(79,623)	4,978	106.3%	84,600	383
+ Taxes and duties	242,412	214,228	–11.6%	(28,184)	16,466	874,440	902,892	3.3%	28,452	69,399
– Comprehensive financing result	(31,984)	(19,048)	40.4%	12,936	(1,464)	(93,028)	(4,891)	94.7%	88,137	(376)
+ Depreciation and amortization	34,499	35,117	1.8%	618	2,699	127,239	140,691	10.6%	13,453	10,814
+ Net cost for the period of employee benefits	7,953	23,419	194.4%	15,465	1,800	68,556	91,880	0	23,324	7,062
EBITDA	301,187	264,935	–12.0%	(36,252)	20,364	1,083,639	1,145,332	0.06	61,693	88,034

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PEMEX

PEMEX
Business Segment Information

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Subsidiary Companies and Corporate	Intersegment eliminations	Total
				(Ps. MM)
Year ended Dec. 31, 2012
Total sales	1,333,286	786,716	185,717	35,411	1,279,703	(1,973,921)	1,646,912
External clients	—	720,874	118,402	27,760	772,699	—	1,639,736
Intersegment	1,333,286	61,480	66,227	7,650	504,085	(1,972,729)	—
Revenues from services	—	4,361	1,088	—	2,919	(1,192)	7,176
Depreciation and amortization	118,401	11,072	7,769	2,725	725	—	140,691
Cost of the reserve for employee benefits	29,465	29,670	6,903	8,671	17,171	—	91,880

Gross income (loss)	1,031,852	(236,043)	10,315	3,992	65,193	(55,532)	819,777
Operating income (loss)	991,456	(84,377)	(5,840)	(10,004)	16,419	308	907,963
Comprehensive financing result	1,944	(16,169)	3,447	(799)	6,989	(303)	(4,891)
Taxes and duties	898,065	—	25	17	4,785	—	902,892
Net income (loss)	95,525	(100,546)	(278)	(10,820)	14,362	6,734	4,978
Other comprehensive results	(34,956)	(41,473)	(7,848)	(12,893)	(28,824)	—	(125,994)
Comprehensive profit (loss)	60,568	(142,019)	(8,126)	(23,712)	(14,462)	6,734	(121,017)

As of December 31, 2012
Total assets	1,836,013	520,567	207,225	120,217	1,629,548	(2,291,101)	2,022,468
Current assets	558,125	284,541	98,911	78,808	615,285	(1,301,752)	333,919
Investment in securities	982	409	3,751	—	344,796	(332,688)	17,252
Fixed assets	1,268,551	234,415	104,166	40,946	10,042	—	1,658,119
Acquisition of fixed assets	185,269	28,159	3,258	3,027	981	—	220,694
Total liabilities	1,191,567	702,593	124,097	106,237	1,853,952	(1,958,423)	2,020,023
Current liabilities	167,467	330,226	23,618	6,478	1,000,739	(1,292,725)	235,804
Reserve for employee benefits	327,092	338,011	74,809	99,325	175,184	—	1,014,421
Equity	644,446	(182,026)	83,128	13,980	(224,405)	(332,678)	2,445

Year ended Dec. 31, 2011
Total sales	1,270,840	700,452	207,228	43,438	1,245,370	(1,908,899)	1,558,429
External clients	—	621,678	128,665	28,855	772,965	—	1,552,163
Intersegment	1,270,840	75,155	77,480	14,584	469,408	(1,907,466)	—
Revenues from services	—	3,619	1,083	—	2,997	(1,434)	6,266
Depreciation and amortization	108,263	9,015	7,307	2,027	627	—	127,239
Cost of the reserve for employee benefits	23,538	22,544	5,197	6,347	10,931	—	68,556

Gross income (loss)	1,786,991	(127,155)	(3,507)	(4,649)	18,379	8.6	1,670,067
Operating income (loss)	987,737	(104,306)	(5,507)	(3,904)	14,486	151	888,655
Comprehensive financing result	(72,217)	(22,848)	3,065	(756)	(129)	(142)	(93,028)
Taxes and duties	871,471	—	(1,065)	11	4,023	—	874,440
Net income (loss)	44,088	(127,155)	(1,719)	(4,671)	(81,740)	91,573	(79,623)
Other comprehensive results	3,662	(13,116)	605	(6,805)	(1,006)	—	(16,660)
Comprehensive profit (loss)	47,750	(140,270)	(1,114)	(11,475)	(82,747)	91,573	(96,283)

As of December 31, 2011
Total assets	2,046,516	606,644	622	131,630	1,999,814	(3,018,234)	1,766,993
Current assets	820,510	386,171	—	89,487	1,025,227	(2,068,256)	253,140
Investment in securities	793	157	1,039	—	315,570	(304,317)	13,242
Fixed assets	1,212,732	219,176	98,417	41,064	9,887	221	1,581,498
Acquisition of fixed assets	159,774	26,605	(1,719)	8,794	623	—	194,078
Total liabilities	1,363,611	786,635	2,959	106,070	2,195,513	(2,714,779)	1,740,008
Current liabilities	414,738	467,073	225	24,776	1,375,773	(2,061,161)	221,425
Reserve for employee benefits	272,746	278,413	1,538	80,696	150,315	—	783,707
Equity	682,905	(179,991)	32,246	25,560	(195,698)	(303,455)	61,567

Investor Relations (+52 55) 1944 - 9700 ri@pemex.com @PEMEX_RI

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/S/ CARLOS CARAVEO SÁNCHEZ
Carlos Caraveo Sánchez
Associate Managing Director of Finance

Date: March 20, 2013

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.